11/5

04045988

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Kawasaki Heavy Industries

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

NOV 09 2004

THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 4389 FISCAL YEAR 3-31-04

• *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 11/8/04

KAWASAKI HEAVY INDUSTRIES, LTD.

ANNUAL REPORT


Kawasaki

FOUNDED IN 1878, KAWASAKI HEAVY INDUSTRIES, LTD. (KHI), IS A LEADING GLOBAL COMPREHENSIVE MANUFACTURER OF TRANSPORTATION EQUIPMENT AND INDUSTRIAL GOODS. WITH A BROAD TECHNOLOGICAL BASE THAT ENCOMPASSES MASTERY OF THE LAND, SEA, AND AIR, THE KHI GROUP MANUFACTURES SHIPS, ROLLING STOCK, AIRCRAFT AND JET ENGINES, GAS TURBINE POWER GENERATORS, REFUSE INCINERATORS, INDUSTRIAL PLANTS, STEEL STRUCTURES, AND A WIDE RANGE OF MANUFACTURING EQUIPMENT AND SYSTEMS. KHI ALSO PRODUCES SUCH WORLD-FAMOUS CONSUMER PRODUCTS AS KAWASAKI-BRAND MOTORCYCLES AND JET SKI® WATERCRAFT.

CONTENTS

Cover: NINJA ZX-10R

CONSOLIDATED FINANCIAL HIGHLIGHTS

Years ended March 31

	Millions of yen			Thousands of U.S. dollars
	2004	2003	2002	**2004**
For the year:				
Net sales	**¥1,160,252**	¥1,239,598	¥1,144,534	**$10,984,114**
Operating income	**22,250**	30,543	31,311	**210,641**
Net income	**6,333**	13,022	6,282	**59,955**
Net cash provided by operating activities	**42,811**	56,770	60,793	**405,292**
Capital expenditures	**41,502**	35,165	33,132	**392,900**
Per share (in yen and U.S. dollars):				
Net income—basic	**¥4.4**	¥9.3	¥4.5	**$0.04**
Net income—diluted	**4.2**	8.8	4.4	**0.04**
Cash dividends	**2.0**	2.0	—	**0.02**
At year-end:				
Total assets	**¥1,156,904**	¥1,149,161	¥1,255,075	**$10,952,419**
Total shareholders' equity	**190,175**	174,585	167,731	**1,800,388**
Orders received and outstanding:				
Orders received during the fiscal year	**¥1,226,728**	¥1,227,449	¥1,034,771	**$11,613,443**
Order backlog at fiscal year-end	**1,189,374**	1,175,563	1,240,439	**11,259,813**

Note: All dollar figures herein refer to U.S. currency. Yen amounts have been translated, for convenience only, at ¥105.63 to $1.00, the approximate rate of exchange at March 31, 2004.



Net Sales
(Billions of yen)
1,500
1,000
500
0
1,149.7
1,060.5
1,144.5
1,239.6
1,160.3
2000
2001
2002
2003
2004



Net Income (Loss)
(Billions of yen)
20
10
0
-10
-20
(18.6)
(10.3)
6.3
13.0
6.3
2000
2001
2002
2003
2004



Total Shareholders' Equity
(Billions of yen)
250
200
150
100
50
0
175.0
164.1
167.7
174.6
190.2
2000
2001
2002
2003
2004

Steady Progress toward Sharpening the Focus of Our Business Portfolio and Creating a Strong Earnings Structure



Masamoto Tazaki,
President and CEO

Looking back over fiscal 2004, ended March 31, 2004, there were some encouraging signs in the Japanese economy, including an upward trend in private-sector capital investment and a recovery in stock prices. However, due to restraints and even cutbacks in government public works investment and weakness in personal consumption—owing to little improvement in household incomes—our business environment overall remained lackluster.

The Kawasaki Heavy Industries (KHI) Group anticipated these harsh conditions and responded with an even more forceful marketing effort. As a result, we were successful in winning orders of ¥1,226.7 billion, almost the same level as in fiscal 2003. By segment, we made important gains in new orders in the Aerospace segment, but orders in the Plant & Infrastructure Engineering segment posted a decline. Turning to revenues, net sales amounted to ¥1,160.3 billion, 6.4%, or ¥79.3 billion, lower than for the previous fiscal year. Here too, Aerospace reported a strong performance, but Plant & Infrastructure Engineering experienced a decline.

Although we continued to implement aggressive measures to increase profitability, as a result of the decline in net sales and the appreciation of the yen against the U.S. dollar, operating income was down 27.2%, or ¥8.3 billion, to ¥22.3 billion, and net income declined 51.4%, or ¥6.7 billion, to ¥6.3 billion.

Our basic policy is to pay stable cash dividends to our shareholders, giving due attention to increasing retained earnings in order to strengthen and expand our business foundation for future growth. In view of the level of net income, the market outlook, and other factors, KHI proposed and received approval from shareholders to keep its cash dividend at ¥2 per share, as it was last fiscal year.

KHI's corporate philosophy is to draw on its broad base of advanced technologies to create new value in products that work modern-day wonders on land, at sea, and in the air and contribute to the development of societies around the world. Under this philosophy, KHI endeavors to increase customer satisfaction by providing products and services that are differentiated from competitors' by technology and brand equity. Through these activities, KHI is committed to raising its enterprise value and responding to the expectations of shareholders, customers, employees, and the communities it serves.

With these core policies in mind, we have set a specific target of attaining 9% or higher before-tax return on invested capital (ROIC) under our K21 medium-term business plan. To reach this goal, we are reforming KHI's enterprise structure, principally by transforming our business model and sharpening the focus of our business portfolio to create a stronger earnings structure.

In fiscal 2005, we are going to continue to lower our break-even level through cost reductions and other means. We are also determined to increase our ability to compete on product attributes other than just price. To do this, we are pressing forward with the development of high-value-added products and services backed by our top-level technological strengths and the Kawasaki brand. We are also adopting more flexible foreign exchange hedging policies and increasing U.S. dollar-denominated sales more actively in order to help to minimize the adverse impact on our performance caused by fluctuations in currency exchange rates.

To sharpen the focus of our business portfolio, we are working to increase the product competitiveness of our motorcycles and other offerings of our Consumer Products & Machinery business. We are also committing corporate resources on a priority basis to businesses we expect will grow, including the Aerospace, Rolling Stock, and Gas Turbines & Machinery businesses, with the aim of strengthening earnings power.

A major move in April 2003, the beginning of fiscal 2004—intended to prepare for the progress and expansion of new projects—was to make NIPPI Corporation a wholly owned subsidiary through an exchange of shares. NIPPI is currently implementing management reforms, under the leadership of the new management we have selected. We are wholeheartedly supporting NIPPI's restructuring and are confident it will play a major contributing role in the aircraft manufacturing and maintenance activities of the KHI Group, assisting us in developing our position in the aerospace business.

Also in fiscal 2004, the Plant & Infrastructure Engineering business returned to profitability, even though it still faces a severe operating environment. We plan to continue structural reforms to put these operations on a firmer footing.

The markets we serve are undergoing rapid, and sometimes radical, change. The KHI Group is committed to proceeding with structural reforms in line with its medium-term business plan, and we will do what is necessary to create a strong earnings structure. We take this opportunity to thank you, our shareholders, for your continuing confidence and support.

June 29, 2004

Masamoto Tazaki
President and CEO

In fiscal 2004, ended March 31, 2004, KHI reported the first reductions in profitability since the formulation of the K21 medium-term plan. What is your evaluation of KHI's performance?

The biggest factor affecting KHI's performance in fiscal 2004 was the appreciation of the yen. On a weighted-average basis, the yen/dollar rate we used for converting sales figures into yen was ¥121 in fiscal 2003 but the yen appreciated by ¥8, to ¥113 in fiscal 2004. A high percentage of our sales is denominated in U.S. dollars, including motorcycles, ships, aircraft, plants and equipment, as well as other items. The appreciation of the yen in fiscal 2004 reduced operating income by about ¥10 billion. The policies for improving earnings that we implemented during the fiscal year, including cost-cutting measures, recovered about half of this.

By business segment, Shipbuilding reported an operating loss because of the depreciation of the dollar against the yen; on the other hand, the Plant & Infrastructure Engineering segment posted a profit for the first time in five years, mainly because of our restructuring measures. These included a reduction in unprofitable projects and steps we took to lower fixed costs, including the consolidation of the Noda Works into the Harima Works.

Our free cash flow was positive for the third consecutive year, and we made progress toward improving our financial position. Interest-bearing debt fell below the ¥400 billion level and stood at ¥399.5 billion as of March 31, 2004. The net debt to equity ratio was still somewhat high, standing at 187%, but, over the last three fiscal years, we have cut our interest-bearing debt by about ¥100 billion. The goal of our medium-term plan was to reduce debt below ¥420 billion, so we met this target ahead of schedule.

What are you planning to do this year to get you closer to the goals of the medium-term plan?

As a result of the structural reform measures we have carried out to date, we have a clearer picture of the future of businesses in our portfolio. In fiscal 2005, now in progress, we are working to consolidate our positions in various fields to set the stage for future growth. As you know, we have a policy of "Quality followed by Quantity." Therefore, in each of our businesses, we want to strengthen our ability to compete on the basis of product attributes other than just price. We also are making steady progress toward lowering our break-even level and thereby are strengthening our cost-competitiveness. All of these activities are aimed at giving us greater earnings power.

Could you review conditions in major businesses? We are particularly interested in the outlook for KHI's core Aerospace and Consumer Products businesses.

First, in the defense aerospace business, we are moving straight ahead with the development of the next large-scale P-X and C-X aircraft for the Japan Defense Agency (JDA), acting as the prime contractor. We have progressed to the detailed design stage now and currently have a target for beginning trial flights of both aircraft in 2007. KHI was also selected as the prime contractor for licensed manufacturing of the airframe and engine of the EH101-based, next-generation helicopter in Japan. In addition, in the commercial aircraft business, we are receiving a steady flow of orders for the aircraft we developed jointly with Embraer of Brazil. We are also moving forward in discussions with The Boeing





Company for active participation in the 7E7 project. So, the future looks bright indeed, because we have a number of new projects ongoing, or about to start, in both defense and commercial aircraft areas.

Although we have important management issues to address at NIPPI, our subsidiary in the Aerospace business, we regard it as an important member of the KHI team because of its manufacturing and maintenance capabilities. We are implementing NIPPI's restructuring as quickly as we can and are fully committed to strengthening our development, production, and maintenance capabilities in the Aerospace business as a whole. Another of our ongoing initiatives is to make substantial improvements in profitability in the aerospace field by drawing on the know-how of all the members of the KHI Group to improve our cost-competitiveness.

In the Consumer Products business, we have introduced new models successfully, and sales in the key markets of Europe and North America are holding firm. The keys to success in this business will be to upgrade our new product development capabilities and make well-timed introductions of attractive models that capture the imaginations of motorcycle enthusiasts and other customers. By pursuing this effectively, we will strengthen the Kawasaki brand and the earnings base of the Consumer Products business.

How are the Rolling Stock and Gas Turbines & Machinery businesses, which you classify as "developing businesses," performing?

Our Rolling Stock business is on solid footing in the medium term because we have received orders for major projects, including the Taiwan high-speed railway system, R160 subway cars for New York, and subway cars for Taipei. Our top priority is to complete these projects flawlessly and win the full confidence of our customers for KHI technology and quality. We are anticipating additional major projects as demand emerges in Chinese and other markets. We are in the process of strengthening our capabilities for handling large projects aimed at making the Rolling Stock business one of our core businesses not only in terms of scale of operations but also in terms of earnings in the near future.

In the Gas Turbines & Machinery business, important developments included the start-up in July of a KHI gas turbine combined cycle power plant with a rated capacity of 50MW for an on-site power and heat producer. This 50MW plant makes use of two of our medium-sized L20A gas turbines, which we newly developed in-house based on proprietary technology, and this is the first such installation on a commercial basis. We expect the delivery and installation of these units will build on our track record and provide a foothold for further development of the gas turbine business. We are therefore going to mount an aggressive marketing effort, using our proposals that accurately match customer needs, our cost-competitiveness over the full life cycle of these units, and our ability to provide after-sales service as competitive weapons, all of which are backed by our in-house development strengths. We also have plans for marketing these units overseas in Europe and Asia, where demand for energy is continuing to increase.

How are structural reforms proceeding in KHI's Plant & Infrastructure Engineering and Shipbuilding businesses?

In the Plant & Infrastructure Engineering business, we are following the strategies laid out in our medium-term business plan, including exercising more selectivity in accepting orders, and cutting fixed costs by reducing the number of personnel and consolidating our production facilities. We are gradually beginning to see signs of improvements in profitability, even as the operating environment for this business remains challenging. Consequently, we intend to continue making structural reforms this fiscal year.

The Shipbuilding business reported a loss in fiscal 2004 because of the sudden depreciation of the dollar against the yen. Going forward, we intend to make this business profitable again by taking better advantage of the greater management flexibility we have in setting labor and other costs as a result of splitting off the Shipbuilding business, which was formerly an internal company, into a subsidiary. This business has a 2.5-year backlog of orders, and we are aiming to create a stable earnings structure in the medium term by focusing on high-value-added vessels. These will include LNG carriers—where demand is robust and there is a trend toward larger vessels—and submarines. We also plan to draw on the capabilities of Nantong Cosco KHI Ship Engineering Co., Ltd., one of our joint ventures in China, to give us an edge in international competition.

One of the ideas everyone hears a lot about these days is corporate social responsibility. What do you think about this trend?

KHI's corporate philosophy is to draw on its broad base of advanced technologies to create new value in products that work modern-day wonders on land, at sea, and in the air and contribute to the development of societies around the world, while meeting the expectations of its shareholders, customers, employees, and the communities it serves. I believe this philosophy is a good statement of KHI's basic social responsibilities.

First, we want to contribute to society through the products and services that we offer. Over the years, we have developed and supplied various kinds of environmental-related equipment. These include municipal refuse incineration plants, sewage treatment plants, equipment to reduce NO_X and SO_X emissions, and systems for crushing and sorting bulky waste and other items. More recently, we have taken a proactive stance to developing and supplying new systems for electric power generation using refuse-derived fuel (RDF), refuse paper and plastic fuel (RPF), biomass, and wind power. We plan to continue aggressive development of new energy sources that place less burden on the environment, energy conservation systems, and recycling technologies. Along with these





activities, KHI also manufactures products to upgrade such infrastructure as bridges, tunnel boring machines, and others. We deeply believe that our mission and our responsibility to society is to support the foundations for modern-day living through helping to improve social infrastructure and to use our technology to create safer, more livable environments.

KHI is also a manufacturer of motorcycles and other leisure-related products. Of course, we have to consider the three "bottom lines"—economic, social, and environmental—in all products we produce, but especially in motorcycles and other consumer products we believe it is essential to optimize them. Although "Let the good times roll" is the motto of Kawasaki's motorcycle business, we believe the pursuit of "good and happy times" also involves minimizing the use of resources by improving efficiency in production, getting better-and-better gas mileage, reducing emissions, and developing products that not only give pleasure during their useful lifetimes but also can be recycled.

Beginning in fiscal 1995, we instituted our Environmental Protection Activities Plan on a three-year cycle. In fiscal 2004, we renamed this KHI's Environmental Management Activities Plan. We have refocused these activities to make it clear that we are aiming for environmentally friendly management of our operations to contribute to sustainable social development. Along with this, we also prepared *What Kawasaki Should Be in the Year 2010,* which expresses our environmental philosophy as part of a medium-term vision for the environment. We plan to continue to work to make this vision a reality.

What measures are you implementing in terms of compliance?

We have already prepared internal rules and regulations regarding corporate ethics and have conducted programs to give all management and staff a better awareness of the importance of compliance matters. To strengthen our compliance systems, in June 2003 we established a Compliance Committee that reports to our Corporate Ethics Committee. Along with this, we instituted a system for compliance reporting and consultation, which provides access to outside legal counselors. We have also issued a *Compliance Guidebook* to all employees and specifically requested all management and staff to keep in mind that observance of corporate ethics in all our activities will protect and strengthen the Kawasaki brand. In our in-house training programs, we also educate employees about the importance of compliance. To make sure our compliance systems continue to function effectively, we are providing compliance training on a continuing basis.

What are your views of corporate governance?

We introduced an executive officer system in fiscal 2002 and reduced the number of directors from 26, at that time, to 11. At present, we have 32 executive officers appointed by the Board of Directors. The executive officers concentrate on the day-to-day conduct of KHI's business activities as professionals in their respective fields. On the other hand, a relatively small number of directors are responsible for corporate strategy, management decision making, and surveillance of management from a Companywide perspective. Since we have clarified the responsibilities of the executive officers and the directors, we are in a position to make quick and accurate decisions at the overall corporate management level and in the everyday conduct of business operations. Although the president, senior executive vice presidents, and senior vice presidents are also executive officers, we believe that management responsible for decision making on corporate strategy matters should be thoroughly familiar with KHI's business activities in order to pass correct judgments on matters at the working level.

We chose the Board of Auditors governance model and have four corporate auditors, including two outside auditors. The auditors fulfill their management surveillance duties by attending not only meetings of the Board of Auditors but also meetings of the Board of Directors, executive officers, and the Executive Management Committee. They are also responsible for detailed reviews of important documents. In addition, our Corporate Auditing Department is responsible for constantly checking, from a Companywide management perspective, on whether operations are being conducted in accordance with relevant laws and internal rules.

Our basic governance policy is to manage our operations with a high degree of transparency for our shareholders, customers, employees, and the communities we serve and, thereby, conduct efficient and sound management while building good relationships with all stakeholders. We believe basically that our corporate governance system allows us to increase KHI's corporate value. Going forward, we are committed to promoting timely disclosure and to being accountable, while also working to enhance our systems for management surveillance, auditing, and internal control.

Another recent trend is for corporations, investors, and other interested parties to be much more concerned about the value of corporate brands. How do you evaluate the Kawasaki brand?

A

KHI is unique among companies throughout the world in having a product portfolio that comprises land, sea, and air transport equipment, including rolling stock, ships, and aircraft, various types of industrial plants, and industrial equipment, as well as consumer products as represented by motorcycles.

Kawasaki-brand motorcycles have an image around the world for being big, high-tech, and strong, but they are also known for being durable and long-lasting. We are probably the only company in the world that has a brand image like this among people all over the globe while also being a manufacturer of transportation equipment and industrial plants. Therefore, we would like to capitalize on this brand advantage we have developed in motorcycles in our other businesses as we continue to expand them globally. I believe we are beginning to build brand equity even for non-consumer products, such as industrial robots, construction machinery, and gas turbines, as they earn a reputation for being high-quality, strong, and durable. Going forward, we want to strengthen this brand image.

At the same time, some of the things lending even stronger support to our favorable image as a manufacturer of motorcycles are our broad portfolio of land, sea, and air transport equipment and our rich accumulation of technology. Therefore, we believe it is important to continue to develop and build motorcycles that fit the Kawasaki brand image while also strengthening that image from all angles by continuing to hone and improve our technologies in all businesses.





In conclusion, is there something you would like to stress especially to readers?

We are hard at work and doing everything we can to reach the objectives of our medium-term business plan. These include reaching a numerical target of 9% or higher before-tax ROIC in fiscal 2007, ending March 31, 2007; building a strong earnings structure by transforming our business portfolio to better cope with changes in the operating environment; and moving onto a sustainable growth path. Right now, we are obliged to deal with difficult operating conditions, including lackluster demand for government public-works investment in Japan and increases in the prices of steel and other raw materials. Even under these tough conditions, we are moving forward with programs to make sustainable growth possible, including structural reforms based on our management policy of "Quality followed by Quantity" and measures to increase profitability.

From a longer-term perspective, we believe business opportunities for KHI as a manufacturer of land, sea, and air transport equipment will expand, because movements of people and goods are bound to rise along with the trend toward globalization and growth in developing countries and regions. Another source of opportunities will be the massive latent demand for many kinds of products and services to upgrade social infrastructure.

We have many social responsibilities we must fulfill. We must improve profitability in tandem with protecting the natural environment, maintaining safety, developing new technologies, anticipating new developments and responding quickly, improving efficiency, and meeting compliance and corporate governance standards. We are aware that our stakeholders have high expectations of what we can and must do in these areas. In the days ahead, we will be keenly aware of our social missions and manage our activities to meet stakeholder expectations. We look forward to the support and advice of you, our stakeholders, as our partners in this enterprise.

Shipbuilding

MAIN PRODUCTS

- **LNG carriers**
- **LPG carriers**
- **Container ships**
- **VLCCs (Very Large Crude Carriers) and other types of tankers**
- **Bulk carriers**
- **High-speed vessels**
- **Submarines**
- **Maritime application equipment**


L
N
G
ENERGY FRONTIER

Energy Frontier, *a 145,000 m³-class LNG carrier*


川崎造船
800t

Two 800t Goliath cranes can lift and put into place an entire LNG tank


Percentage of Net Sales
8.2%
2004


Sales
(Millions of yen)
120,000
90,000
60,000
30,000
0
91,891
78,734
92,478
105,458
94,939
2000
2001
2002
2003
2004


Orders Received
(Millions of yen)
150,000
100,000
50,000
0
64,417
117,518
106,106
110,926
123,756
2000
2001
2002
2003
2004


Order Backlog
(Millions of yen)
200,000
150,000
100,000
50,000
0
130,824
176,987
194,275
173,304
193,705
2000
2001
2002
2003
2004

BUSINESS RESULTS

The world shipbuilding market was brisk during the fiscal year, boosted by strong conditions in the shipping markets, accompanying growth in the Chinese economy and other factors. Along with these trends, newbuilding prices began to improve, but the recovery was insufficient. Despite these business conditions, we secured orders for 20 vessels—three LNG carriers, thirteen bulk carriers, three VLCCs, and one submarine. As a consequence, total orders for this segment rose ¥12.8 billion, or 11.6%, to ¥123.8 billion. Sales for the fiscal year, however, declined 10.0%, or ¥10.5 billion, to ¥94.9 billion, reflecting decreased sales of newbuildings. Due to a strong yen and a provision for losses on construction contracts, operating profitability fell ¥3.8 billion, from operating income of ¥1.4 billion in the previous fiscal year to an operating loss of ¥2.4 billion. We delivered 12 vessels during the fiscal year—two LNG carriers, five LPG carriers, four bulk carriers, and one submarine.

OUTLOOK

Growth in the volume of oceangoing cargoes is expected to remain high in the coming years because of expansion in shipments to and from China and rising worldwide transport requirements for fuels. In the medium term, demand for newbuildings, for LNG carriers and other kinds of ships, is forecast to remain on an upward trend. Nevertheless, the outlook is for continuing substantial overcapacity and tough competition in the world's shipbuilding industry as new shipyards in China come onstream in addition to existing capacity in Japan and Korea. Under this severe environment, we will develop our shipbuilding business in areas where we can utilize our high technology and our rich experience and expertise, such as our main products of gas carriers and submarines.

Examples of the results of our strategic focus include the development and introduction of a new LNG carrier with a cargo tank capacity of 145,000 m^3. The high performance of this new carrier, especially in the aspects of economy and safety, has been appreciated by customers, and, as of March 31, 2004, we had a backlog of orders for seven. Based on the favorable response from customers, we are already hard at work on research and development for even larger LNG carriers.

Similarly, for LPG carriers and other vessels, we have successfully developed a new bow shape, the SEA-ARROW (Sharp Entrance Angle as an Arrow), that enhances the propulsion performance of medium-speed vessels. The SEA-ARROW represents a major breakthrough because it cuts wave resistance of medium-speed vessels by half and can run at the same speed with between 6% and 10% lower main engine horsepower. In light of its excellent propulsion performance, the SEA-ARROW was awarded a prize for energy conservation in Japan.

Rolling Stock, Construction Machinery & Crushing Plant

MAIN PRODUCTS

- Electric train cars (including for *Shinkansen* bullet trains)
- Electric and diesel locomotives
- Passenger coaches
- Integrated transit systems
- Monorail cars
- Platform screen doors
- Wheel loaders
- Crushing machinery



High-speed 700T train car for Taiwan High Speed Rail Corporation

Wheel loader 135ZV





Percentage of Net Sales
10.4%
2004



Sales
(Millions of yen)
200,000
150,000
100,000
50,000
0
121,463
129,591
121,780
164,774
120,597
2000
2001
2002
2003
2004



Orders Received
(Millions of yen)
200,000
150,000
100,000
50,000
0
139,807
192,884
82,584
176,693
153,399
2000
2001
2002
2003
2004



Order Backlog
(Millions of yen)
300,000
250,000
200,000
150,000
100,000
50,000
0
219,064
296,242
272,642
273,563
294,017
2000
2001
2002
2003
2004

BUSINESS RESULTS

North America and Asia continued to be robust growth markets for rolling stock during the fiscal year. We received orders from overseas for subway cars for Taipei and New York. Domestically, however, orders for various types of rolling stock plunged. Consequently, total orders in this segment declined ¥23.3 billion, or 13.2%, to ¥153.4 billion. Sales were down ¥44.2 billion, or 26.8%, to ¥120.6 billion, due to decreased deliveries of subway cars to New York. Owing to the decline in sales, operating income decreased ¥1.2 billion, or 21.3%, to ¥4.3 billion.

OUTLOOK

An important milestone during the year was the rollout ceremony at our Hyogo Works in January 2004 for the first 700T train manufactured for Taiwan High Speed Rail Corporation (THSRC). KHI is the prime contractor for manufacturing 700T trains, which were developed based on Series 700 *Shinkansen* trains, and made the first shipments to Taiwan in May 2004. Currently, we are working intensively to complete production and delivery for this project. We are forecasting sustained vigorous growth in demand for rolling stock, which is the principal product in this segment. The primary growth markets will continue to be North America, where railways have been positively reevaluated as a safe, environmentally friendly mode of transportation, and Asia, where spending on social infrastructure continues to be high. Looking forward, we are positioning the domestic market—which is the base for our rolling stock operations—North America, and Asia as the three geographic areas for maximum emphasis. Our objective is to further nurture and develop our rolling stock operations into one of KHI's core businesses.

In the construction machinery business, we completed full model changes for our wheel loaders in fiscal 2004. Our new AUTHENT V series has already won a reputation for its powerful drivetrain, and we are working to enhance its performance capabilities and adaptability to work environments. We plan to focus primarily on developing overseas markets for these units, concentrating on North America, where demand is recovering, and growth markets in the Middle East, Africa, and elsewhere.

In our crushing machinery business, we completed the largest refuse paper and plastic fuel production plant in Japan, and it went into operation in summer 2003. In the environmental field, a number of laws have been passed in Japan to promote recycling, and these are beginning to stimulate demand in related areas. These include demand for equipment to sort, crush, and perform other operations for recycling of waste plastics, end-of-life automobiles, construction materials, and other items. Looking ahead, our strategy will be to develop crushing machinery into a core environmental business.

Aerospace

MAIN PRODUCTS

- CH-47, OH-1, and BK117 helicopters
- Component parts for Boeing 777 and 767 passenger airplanes
- Component parts for Embraer 170 and 190 regional jet aircraft
- Missiles
- Electronic equipment
- Space equipment



EMBRAER 170

Embraer 170 *regional jet aircraft*

Next-generation helicopter to be used for airborne mine countermeasures and transport



Percentage of Net Sales



15.0%
2004

Sales
(Millions of yen)



200,000
150,000
100,000
50,000
0
172,322
136,343
161,072
154,848
173,783
2000
2001
2002
2003
2004

Orders Received
(Millions of yen)



250,000
200,000
150,000
100,000
50,000
0
146,025
161,939
151,641
163,023
216,201
2000
2001
2002
2003
2004

Order Backlog
(Millions of yen)



300,000
250,000
200,000
150,000
100,000
50,000
0
176,996
203,688
195,447
208,410
260,321
2000
2001
2002
2003
2004

BUSINESS RESULTS

Orders from the JDA for the development of the P-X, next maritime patrol aircraft and the C-X, next transport aircraft—for which KHI is the prime contractor—expanded substantially, while orders received from customers in the commercial aircraft sector decreased during the fiscal year, as orders from The Boeing Company declined. On balance, total orders for this segment increased ¥53.2 billion, or 32.6%, to ¥216.2 billion. Sales rose ¥18.9 billion, or 12.2%, to ¥173.8 billion, as revenues were received from the JDA under contracts for development of the P-X and C-X aircraft, and NIPPI, a newly consolidated subsidiary, was included in the segment's performance in fiscal 2004. However, because of adverse movements in exchange rates, operating income declined ¥1.9 billion, or 30.4%, to ¥4.2 billion.

OUTLOOK

Development of the P-X and C-X aircraft for the JDA, which is a project of the utmost importance for KHI, is proceeding smoothly and is in the detailed design stage. As the prime contractor for development of these aircraft, which is the first project of its kind in Japan—where two aircraft are being developed at the same time and will share parts and components—we are devoting the full range of our resources to ensuring that the new aircraft satisfy all requirements for performance, quality, cost, and development schedule. Among other projects for the JDA, KHI received the order as prime contractor for licensed manufacturing in Japan of the airframe and engine of the next-generation helicopter to be used for airborne mine countermeasures, transport, and Antarctic support operations. This helicopter will be based on the EH101, a medium-sized helicopter developed in Europe. Although Japan's defense budget is expected to remain at current levels for the time being, we expect growth in our business in this field due to these projects. We are devoting maximum effort to making these projects a success to consolidate our position for future aerospace operations.

In the commercial aircraft business, the mainstay of our operations is principally business with Boeing for B777 and B767 aircraft. However, demand has declined because of the after-effects of the terrorist attacks in the United States and more intense competition with Airbus S.A.S. Under these circumstances, we plan to expand our operations through active participation in promising new commercial aircraft projects, and, at present, we are proceeding with discussions for participating in the 7E7 project, the new aircraft project that Boeing has recently decided to undertake.

Also in the commercial aircraft business, we are engaged in a joint development and production project with Embraer of Brazil for the new Embraer 170, 175, 190, and 195 regional jet aircraft. In February 2004, the Embraer 170 received a type certificate, and deliveries to airlines started in March 2004. In October 2003, we commenced shipments of major wing sections for the first Embraer 190 models from our aircraft assembly subsidiary Kawasaki Aeronáutica do Brasil Indústria Ltda., located in the suburbs of São Paulo. The Embraer 190 completed its first successful flight in March 2004, and the delivery of the first units to customers is scheduled for 2005.

Gas Turbines & Machinery

MAIN PRODUCTS

- Jet engines
- Small and medium-sized gas turbine generators
- Gas turbine cogeneration systems
- Gas turbines for naval vessels
- Steam turbines for marine and industrial applications
- Diesel engines and marine propulsion systems
- Aerodynamic machinery



Combined cycle power plant utilizing L20A gas turbine generators for the Chiba Mihama Power Generation Project

Marine steam turbine (UA-type)




Percentage of Net Sales
11.8%
2004


Sales
(Millions of yen)
200,000
150,000
100,000
50,000
0
127,740
124,136
145,651
150,766
136,468
2000
2001
2002
2003
2004


Orders Received
(Millions of yen)
150,000
100,000
50,000
0
119,607
140,248
133,467
132,989
129,987
2000
2001
2002
2003
2004


Order Backlog
(Millions of yen)
200,000
150,000
100,000
50,000
0
174,249
199,833
191,947
160,874
140,327
2000
2001
2002
2003
2004

Note: The industrial hydraulic equipment business, which was formerly included in the Gas Turbines & Machinery segment, was reclassified into the Other segment at the beginning of fiscal 2004. The prior year amounts have been reclassified to conform to the 2004 presentation.

BUSINESS RESULTS

Demand for industrial gas turbine generators continued to be weak in Japan, our principal market for these products, during the fiscal year. This was due to the impact of restraints on government public-works spending, insufficient recovery of private-sector capital investment, and reductions in electric power rates, which adversely affected the cost-competitiveness of gas turbines. In the market for aircraft jet engines, demand from the defense sector was strong and there were signs of recovery in the commercial airline industry, which brought an increase in demand for spare parts. However, demand for engines for newly manufactured aircraft remained in a slump. In the machinery business, demand for engines and propulsion systems for ships continued to be robust because of strong conditions in the shipbuilding market and increased demand for LNG. As a result of these market conditions, this segment reported orders of ¥130.0 billion, a decrease of ¥3.0 billion, or 2.3%, from the previous fiscal year. Sales were down ¥14.3 billion, or 9.5%, and amounted to ¥136.5 billion, as deliveries of component parts for commercial aircraft jet engines rose but revenues from industrial gas turbine generators and steam turbine engines for ships declined. Operating income declined ¥0.7 billion, or 13.9%, to ¥4.5 billion.

OUTLOOK

We have recently supplied a combined cycle power plant on a full turnkey basis for an on-site power and heat producer in Japan. The 50MW plant makes use of two L20As, 20MW-class gas turbine generators newly developed based on our proprietary technology, and this is the first such installation on a commercial basis. The L20A is a state-of-the-art, high-efficiency gas turbine generator, utilizing cutting-edge computational fluid dynamics analysis, materials, and other technologies on top of our technologies and experience accumulated over more than 30 years in this field. We now have a lineup of KHI-developed gas turbines with a rated power output ranging from 150kW to 18,000kW, and, to date, we have delivered more than 7,000 units for emergency use and cogeneration systems.

Looking ahead, we expect demand for gas turbine generators to expand due to their environmental friendliness and high overall heat efficiency. In the domestic market, we want to use the first order for L20A units as a springboard, and, taking full advantage of our in-house development prowess, we plan to bolster our capabilities for providing total life-cycle support for our products, including service and maintenance. Overseas, we are taking initiatives to further develop our business activities through our sales alliance with Cummins, Inc., of the United States, our local subsidiary, and other interests. In addition, we are placing a high priority on strengthening our operating position and marketing activities for gas turbines in the rest of Asia, especially China, where significant growth is anticipated.

In our machinery business, another core area in this segment, we introduced an improved model of the Kawasaki MAN B&W MC large-scale diesel engine for ships, featuring electronic control systems, and received the first order for these last year. Successive orders for these engines were secured due to the high appraisal of their superior maneuverability and environmental compatibility. In addition to large-scale diesel engines and propulsion systems for ships, we plan to strengthen our position in the fields where demand is brisk: LNG-related products such as steam turbine engines for LNG carriers, gas compression modules, and steam turbines for power generators.

Plant & Infrastructure Engineering

MAIN PRODUCTS

- Steelmaking, cement, chemical, and other industrial plants
- Power plants
- Municipal refuse incineration plants
- Bridges
- LNG and LPG tanks
- Shield machines and tunnel boring machines
- Wind power generation systems



Japan's first offshore wind power generation system, for Setana-cho, Hokkaido



Combined cycle power plant supplied to CGT Fortaleza S.A. in Brazil



Percentage of Net Sales
16.5%
2004



Sales
(Millions of yen)
250,000
200,000
150,000
100,000
50,000
0
245,642
181,174
220,605
219,092
191,412
2000
2001
2002
2003
2004



Orders Received
(Millions of yen)
300,000
250,000
200,000
150,000
100,000
50,000
0
209,574
254,330
160,143
208,268
156,145
2000
2001
2002
2003
2004



Order Backlog
(Millions of yen)
500,000
400,000
300,000
200,000
100,000
0
327,442
403,612
347,496
327,911
273,837
2000
2001
2002
2003
2004

BUSINESS RESULTS

Orders for industrial plants expanded, mainly in overseas markets. Nevertheless, domestic orders for municipal refuse incineration plants declined sharply, and those for steel structures also fell owing to restraints on public-sector investment. As a result, in comparison with the previous fiscal year, when we won numerous major orders, total orders were down ¥52.1 billion, or 25.0%, to ¥156.1 billion. Sales for the fiscal year decreased ¥27.7 billion, or 12.6%, to ¥191.4 billion, as an increase in revenues from construction of overseas steel and cement plants as well as other facilities was offset by a decline in sales of municipal refuse incineration plants in the domestic market. Operating profitability, however, improved ¥5.4 billion, from an operating loss of ¥4.2 billion in the previous fiscal year to operating income of ¥1.2 billion, due to fewer unprofitable contracts and a reduction in fixed costs as a result of the closure of the Noda Works.

OUTLOOK

Due to the scarcity of natural resources in Japan, society's needs for new technologies for power generation—such as those using wind power, solar energy, biomass, and waste—are rising. These technologies are expected to contribute to reducing emissions of greenhouse gases and making a sustainable society a reality. Since the beginning of 2004, we have marked two major milestones in this area. We completed two wind power generation systems—a 1,200kW rated output system that is the first in Japan to be located offshore and a 16,000kW system that employs turbines with Japan's largest single-unit power output, of 2,000kW. Also, in the biomass field, we have not only developed power generation systems that use livestock waste but are also actively engaged in developing other new sources of energy. These include the development of technologies for small-scale distributed heat and power systems that use mainly wood fiber biomass, such as sawmill waste, unused forest cuttings, and waste from construction materials manufacturing, as sources of energy.

Moreover, demand continues to be strong for electric power plants to alleviate chronic power shortages accompanying economic growth in Latin America, Southeast Asia, China, and elsewhere. We are hard at work to make use of our strengths in technology for heat recovery boilers, which are a key component in combined cycle power plants. We are seeking to expand the scope of our business activities in this field not only into the overall construction of combined cycle power plants but also into equipment used in these power plants, industrial boilers, and thermal power plants. In addition to these activities, we are working aggressively to meet the increase in demand, principally in Asia, for industrial plants and shield machines needed for upgrading the infrastructure.

In this segment, demand for municipal refuse incineration plants and steel structures remained stagnant in their major market, Japan, because of the cutbacks in public-works investment. To deal with these conditions, in the steel structures business we closed our Noda Works at the end of September 2003 and shifted all related production activities to the Harima Works. We plan to proceed with measures to significantly improve operating efficiency and reform the structure of our business portfolio by reallocating our corporate resources to growth businesses.

Consumer Products & Machinery

MAIN PRODUCTS

- Motorcycles
- ATVs (All-Terrain Vehicles)
- Jet Ski® watercraft
- General-purpose gasoline engines
- Brush cutters
- Transmissions
- Industrial robots



NINJA ZX-10R

VULCAN2000



Percentage of Net Sales


27.4%
2004

Sales
(Millions of yen)


400,000
300,000
200,000
100,000
0
277,176
275,903
281,207
318,025
318,325
2000
2001
2002
2003
2004

BUSINESS RESULTS

Total sales of motorcycles, ATVs, utility vehicles, and Jet Ski® watercraft worldwide amounted to 468,000 units, 9,000 units, or 1.9%, less than for the previous fiscal year. By region, we sold 48,000 units in Japan, 4,000 units, or 9.1%, more than in the previous fiscal year; in Europe, 79,000 units were sold, 6,000 units, or 8.2%, more than in the prior year; and in North America, unit sales declined 25,000 units, or 11.6%, to 191,000 units. On a value basis, sales rose ¥0.3 billion, or 0.1%, to ¥318.3 billion. As a result of unfavorable movements in the yen-dollar exchange rate and increases in sales promotion costs, operating income was down ¥6.2 billion, or 45.9%, to ¥7.3 billion.

NEW MODELS

Some of the major new models we took pride in introducing during the fiscal year under review were as follows.

In the motorcycle business, we introduced the NINJA ZX-10R, which became our top-of-the-line Super Sports model, with the highest power-to-weight ratio in its class. We also made improvements in the NINJA ZX-6RR, a 600cc-class race replica model, which was a hit in the European and U.S. markets. Another newcomer, combining magnificent quick-response riding performance with aggressive styling, was the Z750, a medium-displacement class Naked model. In the cruiser category, we introduced the VULCAN2000, with a hitherto-unheard-of 2,000cc V-twin engine, and the 1,600cc VULCAN1600 MEAN STREAK, which is an upgraded version of the VULCAN1500 MEAN STREAK. Another new motocross model, the KX250F, which we developed jointly with Suzuki Motor Corp., is equipped with KAWASAKI's first four-stroke engine. In the Jet Ski® watercraft field, we introduced the new top-of-the-line Jet Ski STX-15F, which comes with a 1,500cc four-stroke engine and combines top-quality riding performance with low noise and gas emission levels.

OUTLOOK

For fiscal 2005, ending March 31, 2005, we are looking for total unit sales of motorcycles, ATVs, utility vehicles, and Jet Ski® watercraft at about the same level as in fiscal 2004. Our strategic agenda calls for stepping up our product development capabilities and strengthening our environmental compatibility initiatives. New KAWASAKI models will focus on three keyword themes: "Challenging," "Unconventional," and "Hard Core."


Kawasaki
Kawasaki
FSJ industrial robot

Topics

In the industrial robot field, we have developed and commercialized a revolutionary breakthrough welding method—Friction Spot Joining (FSJ)—to replace aluminum spot welding. Unlike existing welding techniques, the method requires no welding material and can produce high-quality joinings of base materials, such as aluminum alloy and magnesium alloy. FSJ employs an innovative technology for stirring base materials with a pin-shaped tool, then melding the softened base materials to form a high-quality joint. This method has great potential for automobile assembly and other applications.

SIX-YEAR SUMMARY

Kawasaki Heavy Industries, Ltd. and Consolidated Subsidiaries
Years ended March 31

	Millions of yen					
	2004	2003	2002	2001	2000	1999
Operating results:						
Net sales	**¥1,160,252**	¥1,239,598	¥1,144,534	¥1,060,479	¥1,149,698	¥1,202,189
Cost of sales	**998,416**	1,069,341	977,875	924,522	1,008,860	1,045,143
Gross profit	**161,836**	170,257	166,659	135,957	140,838	157,046
Selling, general and administrative expenses	**139,586**	139,714	135,348	131,497	139,587	135,380
Operating income	**22,250**	30,543	31,311	4,460	1,251	21,666
Net income (loss)	**6,333**	13,022	6,282	(10,320)	(18,632)	(6,132)
Capital expenditures	**41,502**	35,165	33,132	32,687	39,685	42,143
Depreciation and amortization	**32,590**	31,595	31,998	33,303	35,081	34,607
R&D expenses	**14,741**	15,494	16,549	17,548	19,905	18,615
Financial position at year-end:						
Working capital	**¥ 121,941**	¥ 137,771	¥ 150,114	¥ 148,577	¥ 188,403	¥ 161,712
Net property, plant and equipment	**248,922**	234,352	241,517	241,893	245,278	244,866
Total assets	**1,156,904**	1,149,161	1,255,075	1,247,472	1,206,806	1,204,857
Long-term debt, less current portion	**210,819**	226,936	248,170	270,605	264,048	208,763
Total shareholders' equity	**190,175**	174,585	167,731	164,081	174,955	199,637
Per share amounts (yen):						
Net income (loss)—basic	**¥ 4.4**	¥ 9.3	¥ 4.5	¥ (7.4)	¥ (13.4)	¥ (4.4)
Net income—diluted	**4.2**	8.8	4.4	—	—	—
Cash dividends	**2.0**	2.0	—	—	—	6.0
Shareholders' equity	**131.8**	125.6	120.6	118.0	125.8	143.6
Other data:						
Number of shares issued (millions)	**1,443**	1,391	1,391	1,391	1,391	1,391
Number of employees	**29,306**	28,642	28,936	29,162	29,772	26,486
Orders received	**¥1,226,728**	¥1,227,449	¥1,034,771	¥1,273,686	¥1,071,104	N.A.
Order backlog	**1,189,374**	1,175,563	1,240,439	1,320,894	1,072,645	N.A.

The Company began to disclose its orders received and order backlog on a consolidated basis in fiscal 2000.

OVERVIEW

During fiscal 2004, ended March 31, 2004, there were signs of improvement in the Japanese economy, including an upward trend in private-sector capital investment and a recovery in stock prices. However, the business environment overall remained lackluster due to restraints and reductions in government capital spending and continued stagnation in personal consumption because of little improvement in household incomes.

Confronting this environment, Kawasaki Heavy Industries, Ltd. (the "Company"), and its consolidated subsidiaries (referred to in this section as KHI or the "Group") undertook an active marketing program. As a result, new orders in the Aerospace segment increased, but, because of a decline in orders received in the Plant & Infrastructure Engineering segment and other factors, total orders amounted to ¥1,226.7 billion, approximately the same level as for the previous fiscal year. Consolidated net sales, however, were down 6.4%, or ¥79.3 billion, to ¥1,160.3 billion. KHI continued to implement policies to improve profitability aggressively, but, as a result of the decline in net sales and the appreciation of the yen against the U.S. dollar, operating income was down 27.2%, or ¥8.3 billion, to ¥22.3 billion. Non-operating income and expenses included gains on the sale of stock of subsidiaries and losses on the closure of a plant in connection with the restructuring of the steel structure business. As a result of these factors, net income declined 51.4%, or ¥6.7 billion, to ¥6.3 billion.

Regarding our financial position, free cash flow was positive for the third consecutive year. KHI used this additional cash flow to make further repayments of interest-bearing debt and thereby improve its debt to equity ratio.

RESULTS OF OPERATIONS

Net Sales

As previously mentioned, consolidated net sales were down 6.4%, or ¥79.3 billion, to ¥1,160.3 billion.

By industry segment, sales of the Aerospace segment rose ¥18.9 billion as a result of the expansion of sales to the Japan Defense Agency (JDA) and the consolidation of NIPPI Corporation. On the other hand, sales of the Rolling Stock, Construction Machinery & Crushing Plant segment were down ¥44.2 billion, due to decreased deliveries of subway cars to the New York City Transit Authority. Similarly, sales of the Plant & Infrastructure Engineering segment declined ¥27.7 billion because of lower sales of environment-related products and systems in Japan as well as other factors.

Overseas sales posted a decline of 2.3%, or ¥12.5 billion, to ¥522.9 billion. This was due to a decline in sales to the North American market that exceeded the rise in sales in Europe and Asia. The ratio of overseas sales to overall net sales rose 1.9 percentage points, from 43.2% in the previous fiscal year to 45.1% for the fiscal year under review.

The following sections provide further details on performance by industry segment. Operating income or loss includes intersegment transactions. Please note that sales of the industrial hydraulic equipment business, which were included in the Gas Turbines & Machinery segment through the end of the previous fiscal year, were reclassified in the Other segment for the fiscal year under review. Data for previous years shown in this annual report has been restated to reflect this change.


Net Sales
(Billions of yen)
1,500
1,200
900
600
300
0
1,149.7
1,060.5
1,144.5
1,239.6
1,160.3
2000
2001
2002
2003
2004


Sales by Segment
(%)
10.7
8.2
10.4
15.0
11.8
16.5
27.4
Shipbuilding
Rolling Stock, Construction Machinery & Crushing Plant
Aerospace
Gas Turbines & Machinery
Plant & Infrastructure Engineering
Consumer Products & Machinery
Other


Net Income (Loss)
(Billions of yen)
20
15
10
5
0
-5
-10
-15
-20
(18.6)
(10.3)
6.3
13.0
6.3
2000
2001
2002
2003
2004

Shipbuilding
This segment won orders for 20 ships, namely, three LNG carriers; thirteen bulk carriers; three VLCCs; and one submarine. Therefore, orders rose 11.6%, or ¥12.8 billion, to ¥123.8 billion. As a result of a decline in sales of newbuildings, however, sales for the fiscal year were down 10.0%, or ¥10.5 billion, to ¥94.9 billion. Owing to adverse movements in exchange rates and a provision for losses on construction contracts, operating profitability deteriorated ¥3.8 billion, from operating income of ¥1.4 billion in the prior fiscal year to an operating loss of ¥2.4 billion.

Rolling Stock, Construction Machinery & Crushing Plant
Orders received in this segment declined 13.2%, or ¥23.3 billion, to ¥153.4 billion. While additional orders were received from overseas for subway cars for Taipei and for New York, new orders from domestic sources dropped sharply. Sales were down 26.8%, or ¥44.2 billion, to ¥120.6 billion, as deliveries of New York subway cars declined. As a result of the decline in sales, operating income dropped 21.3%, or ¥1.2 billion, to ¥4.3 billion.

Aerospace
Orders received in this segment expanded 32.6%, or ¥53.2 billion, to ¥216.2 billion, owing to a substantial increase in orders from the JDA for the development of the P-X, next maritime patrol aircraft and the C-X, next transport aircraft, for which KHI is the prime contractor. Orders from this source more than offset the decline in orders received from customers in the commercial aircraft sector. Sales of this segment rose 12.2%, or ¥18.9 billion, to ¥173.8 billion, as sales under the contract with the JDA for development of the previously mentioned aircraft expanded and NIPPI, a newly consolidated subsidiary, was included in the segment's performance in the fiscal year under review. However, because of adverse movements in exchange rates, lower margins on products supplied to the private sector, and other factors, operating income declined 30.4%, or ¥1.9 billion, to ¥4.2 billion.

Gas Turbines & Machinery
Orders won during the fiscal year include those for components for private-sector aircraft engines, including the V2500 and Trent, steam turbine engines for ships, and other products. As a consequence, total orders were down 2.3%, or ¥3.0 billion, to ¥130.0 billion. Sales decreased 9.5%, or ¥14.3 billion, to ¥136.5 billion, despite increases in sales of components for private-sector aircraft engines, as deliveries of industrial gas turbine generators and steam turbine engines for ships decreased. Operating income was down 13.9%, or ¥0.7 billion, to ¥4.5 billion.

Plant & Infrastructure Engineering
Orders were down 25.0%, or ¥52.1 billion, to ¥156.1 billion. Major orders from overseas during the fiscal year included those for a ferronickel smelting plant in Indonesia, conversion of a gas turbine power plant to combined cycle for delivery in the Bahamas, and shield machines for Singapore. Major domestic orders included those for coal-fired boilers and steel bridges for expressways. Sales declined ¥27.7 billion, or 12.6%, to ¥191.4 billion, as deliveries overseas of steelmaking, cement, and other industrial plants expanded and wind power generation systems were delivered to domestic companies but sales of municipal refuse incineration plants in the domestic market decreased. Operating income amounted to ¥1.2 billion, an improvement of ¥5.4 billion from an operating loss of ¥4.2 billion in the previous fiscal year, mainly due to


Net Income (Loss) per Share
(Yen)
15
12
9
6
3
0
-3
-6
-9
-12
-15
(13.4)
(7.4)
4.5
9.3
4.4
2000
2001
2002
2003
2004


Working Capital
(Billions of yen)
200
150
100
50
0
188.4
148.6
150.1
137.8
121.9
2000
2001
2002
2003
2004


Total Assets
(Billions of yen)
1,500
1,200
900
600
300
0
1,206.8
1,247.5
1,255.1
1,149.2
1,156.9
2000
2001
2002
2003
2004

a decline in the volume of unprofitable contracts and lower fixed costs as a result of the closure of a plant.

Consumer Products & Machinery

Due to higher sales in the European market and lower sales in North America, segment sales were up 0.1%, or ¥0.3 billion, to ¥318.3 billion. As a result of the weakening of the dollar and increases in sales promotion costs, operating income declined 45.9%, or ¥6.2 billion, to ¥7.3 billion.

Other

Sales of this segment amounted to ¥124.7 billion, and operating income was ¥3.2 billion, both approximately the same as for the previous fiscal year. The change in status of Kawasaki Safety Service Industries, Ltd., from a consolidated subsidiary to an affiliate accounted for by the equity method in the second half of the fiscal year, accompanying the sale of a portion of KHI's holdings in that company, had an adverse impact on the segment's financial results. However, this was offset by the strong performance of sales of the industrial hydraulic equipment business to the Chinese market.

The following sections summarize performance by geographic segment.

Japan

As a consequence of lower sales by the Company, which accounts for the largest part of sales in Japan, sales of this geographic segment declined 3.3%, or ¥29.9 billion, to ¥877.2 billion. Operating income was down 19.9%, or ¥5.2 billion, to ¥20.9 billion, because of unfavorable movements in exchange rates and other factors.

North America

Sales in North America decreased 25.8%, or ¥65.0 billion, to ¥187.2 billion, due to fewer deliveries of subway cars to the New York City Transit Authority by the Company's rolling stock manufacturing and sales subsidiary in the United States and decreased sales of consumer products by sales subsidiaries. As a result of lower sales, operating income declined ¥4.0 billion from the previous year to an operating loss of ¥0.4 billion.

Europe

Sales of this segment rose 24.6%, or ¥14.0 billion, to ¥71.0 billion, buoyed by higher revenues of the Company's consumer product sales subsidiary in Europe. As a consequence of higher sales promotion costs and other factors, operating income was ¥0.6 billion, about the same as for the previous fiscal year.

Asia

Sales in Asia rose 3.4%, or ¥0.7 billion, to ¥19.8 billion, while operating income decreased 27.9%, or ¥0.2 billion, to ¥0.6 billion.

Other Areas

Sales increased 21.4%, or ¥0.9 billion, to ¥5.1 billion, while operating income declined ¥0.3 billion from the previous year to an operating loss of ¥0.2 billion. The principal countries in this segment are Australia and Brazil.

Costs, Expenses, and Earnings

Cost of sales was 6.6% lower than in the previous fiscal year, amounting to ¥998.4 billion; the margin of decline was slightly higher than the drop in net sales of 6.4%. As a result, gross profit decreased 4.9%, to ¥161.8 billion, but the gross profit margin increased slightly from 13.7% in the previous fiscal year to 13.9% in the fiscal year under review.

Selling, general and administrative (SG&A) expenses declined slightly from



Total Shareholders' Equity
(Billions of yen)
250
200
150
100
50
0
175.0
164.1
167.7
174.6
190.2
2000
2001
2002
2003
2004



Total Shareholders' Equity per Share
(Yen)
200
150
100
50
0
125.8
118.0
120.6
125.6
131.8
2000
2001
2002
2003
2004



Return on Equity
(%)
10
8
6
4
2
0
-2
-4
-6
-8
-10
(9.9)
(6.1)
3.8
7.6
3.5
2000
2001
2002
2003
2004

the previous year and amounted to ¥139.6 billion. The decline in sales and the factors stated below, however, had a major impact on operating income, which declined 27.2%, to ¥22.3 billion. Due to a stronger yen, operating income in the Shipbuilding segment declined ¥3.8 billion, and operating income in the Consumer Products & Machinery segment was down ¥6.2 billion because of the high yen and higher sales promotion costs. These adverse impacts were partly offset by the decline in the volume of less profitable projects in the Plant & Infrastructure Engineering segment and the reduction in fixed costs owing to the closure and consolidation of the Noda Works also in the segment. These two factors had a ¥5.5 billion positive impact on operating income. As a result, the operating income margin on sales declined 0.6 percentage point, from 2.5% in the previous fiscal year to 1.9% in the fiscal year under review.

Other income (expenses) for fiscal 2004 amounted to expenses of ¥11.0 billion, a ¥2.3 billion improvement from expenses of ¥13.3 billion for the previous year. Factors accounting for this improvement included a reduction in interest expense of ¥3.0 billion accompanying the reduction in interest-bearing debt and an improvement in equity in income of non-consolidated subsidiaries and affiliates of ¥1.4 billion owing to the improvement in performance of affiliated companies in Japan and China. On the other hand, KHI reported a decline of ¥2.1 billion in income from the sale of fixed assets, a loss of ¥1.2 billion in connection with closure of the Noda Works, and a loss of ¥0.8 billion on the reorganization of certain businesses. As a result, the net improvement in other income (expenses) was ¥2.3 billion. Because of these and other factors, income before income taxes and minority interests declined 34.7% from the previous year, to ¥11.2 billion.

The ratio of the provision for income taxes to income before income taxes rose after falling to 22.2% in the previous fiscal year, to 41.9%, the same level as the statutory tax rate. The main reasons for the lower effective tax rate in the previous fiscal year were nontaxable revenues and the recognition of the tax effect of unrealized intercompany profit in the previous year. Because of the absence of these factors in fiscal 2004, the effective tax rate returned to the statutory rate. As a consequence, after deduction of minority interests in net income of consolidated subsidiaries, net income for the fiscal year under review was ¥6.3 billion, 51.4% lower than for the previous fiscal year. Accordingly, the ratio of net income to net sales declined 0.6 percentage point, from 1.1% in the previous year to 0.5% for the fiscal year under review. In addition, ROE was down 4.1 percentage points, from 7.6% to 3.5%.

Capital expenditures for the fiscal year amounted to ¥41.5 million, compared with ¥35.2 billion for the previous fiscal year, and R&D expenses were ¥14.7 billion, versus ¥15.5 billion for the prior year.

FINANCIAL CONDITION

Total assets at the end of the fiscal year were 0.7% higher than for the end of the previous fiscal year, and amounted to ¥1,156.9 billion. By principal line item, current assets were down ¥28.5 billion, mainly because of lower cash on hand and in banks, receivables, and inventories. Net property, plant and equipment rose ¥14.6 billion, while investments and long-term loans increased ¥12.1 billion.

Liabilities declined 0.6%, to ¥962.9 billion. Of this total, current liabilities declined ¥12.7 billion, while long-term liabilities rose ¥6.5 billion. One of the most important developments in the current and long-term liabilities accounts was the decline in short-term and long-term borrowings, which contributed to an overall drop in interest-bearing debt of 6.7%, or ¥28.7 billion, to ¥399.5 billion. On the other hand, as indicated in the balance sheets, the employees' retirement and severance benefit reserve rose ¥22.4 billion. Please note that because the decline in current assets was virtually the same as the drop in current liabilities, the current ratio remained almost unchanged at 118.0%, compared with 120.0% at the previous year-end.

Shareholders' equity advanced 8.9%, to ¥190.2 billion. Although the deduction for foreign currency translation adjustments was ¥4.1 billion higher than at the previous fiscal year-end, this was more than offset by increases in retained earnings (reflecting the net income for the year), capital surplus (reflecting the issuance of new shares for share exchanges), and net unrealized gains on securities.

As a result of the combination of virtually no change from the previous year in total assets and the increase in shareholders' equity, the shareholders' equity ratio increased 1.2 percentage points, from 15.2% to 16.4% at year-end. The net debt to equity ratio (after the deduction of cash on hand and in banks from interest-bearing debt) declined from 210.2% at the previous fiscal year-end to 187.4% for the end of the fiscal year under review.

MANAGEMENT INDICATORS

The Company's objective is to exceed the expectations of investors for profitability, and the management indicator chosen is before-tax return on invested capital (ROIC), which measures how efficiently the Company uses its capital. As it works to maximize before-tax ROIC, the Company is implementing measures to expand profit and simultaneously reduce invested capital and thereby strengthen its financial position. Before-tax ROIC is computed by taking the ratio of EBIT (earnings before interest and taxes) to the sum of interest-bearing debt and total shareholders' equity.

Using this formula, ROIC declined 1.5 percentage points, from 4.6% in the previous fiscal year to 3.1% for the year under review.

CASH FLOWS

During fiscal 2004, net cash provided by operating activities amounted to ¥42.8 billion. This figure represented a ¥14.0 billion decline in the pace of net cash generated by operations as compared to the previous fiscal year. The principal cause was the decline in income before income taxes and minority interests, the increase in tax payments, and reimbursement of overcharges by NIPPI.*

Net cash used for investing activities amounted to ¥25.9 billion, ¥1.0 billion less than that for the previous fiscal year. Factors accounting for this included an increase in the acquisition of intangible assets of ¥4.1 billion and a reduction in the acquisition of investments in securities of ¥3.2 billion.

Free cash flow, which is the net amount of cash from operating and investing activities, amounted to an inflow of ¥16.9 billion for fiscal 2004.

Net cash used for financing activities amounted to ¥35.5 billion. KHI used its inflow of free cash flow and withdrawals from cash on hand and in banks to reduce its interest-bearing debt. As a result, the net decrease in short-term borrowings was ¥16.3 billion and net repayment of long-term debt was ¥16.3 billion.

As a result of these cash flows, cash and cash equivalents at the end of fiscal 2004 amounted to ¥42.4 billion, ¥17.5 billion lower than at the beginning of the year.

*The Company made NIPPI a wholly owned subsidiary through an exchange of shares in April 2003. Prior to the acquisition, NIPPI had overcharged for products and services provided under contracts mainly to the JDA. In February 2004, NIPPI made reimbursements of ¥12.3 billion for the full value of amounts overcharged.

DIVIDENDS

The Company's policy is to pay stable cash dividends to its shareholders, giving due attention to increasing retained earnings to strengthen and expand its business foundation for future growth.

In accordance with this policy, as the Company reported net income for fiscal 2004, the third consecutive year, and, after taking into account the level of net income and the operating environment, management proposed and received approval from shareholders for the continuation of cash dividend payments of ¥2 per share for fiscal 2004.

BUSINESS RISK

External factors that may have an effect on the KHI Group's performance and financial position include the following:

(1) Political and Economic Conditions

The Group conducts its business activities not only in Japan but also elsewhere in Asia, North America, Europe, and other areas and is subject to the effects of political and economic developments in these regions. For example, trends in personal consumption may have an impact on sales of the Consumer Products & Machinery segment, while trends in private-sector capital investment and public works investment may have an influence on orders of the Plant & Infrastructure Engineering and the Gas Turbines & Machinery segments. In addition, demand for passenger air travel and conditions in shipping markets may have an impact on the Aerospace and Shipbuilding segments, respectively. Disputes and political changes may affect the Group's overseas projects.

(2) Fluctuations in Foreign Exchange Rates

During fiscal 2004, overseas sales accounted for 45.1% of consolidated Group sales. Accordingly, the Group has a substantial volume of transactions denominated in U.S. dollars, euros, and other currencies. To reduce foreign exchange risk, the Group is working to increase its ratio of total cost of goods sold that is denominated in foreign currencies and, while taking due account of trends in foreign exchange rates, endeavors to take flexible measures to hedge the effect of exchange rate fluctuations through the use of forward contracts and other techniques. However, the majority of the Group's manufacturing facilities are located in Japan, and its sales to overseas markets are, therefore, subject to foreign exchange fluctuation risk.

(3) Regulations

The Group conducts its business activities in compliance with the restrictions in effect, including laws and regulations, in the countries and regions where it operates. However, the Group's operations may be affected if such restrictions are subject to unpredictable changes and if new restrictions are put into effect.

Kawasaki Heavy Industries, Ltd. and Consolidated Subsidiaries
As of March 31, 2004 and 2003

ASSETS	Millions of yen 2004	Millions of yen 2003	Thousands of U.S. dollars (Note 1) 2004
Current assets:			
Cash on hand and in banks	**¥ 43,064**	¥ 61,185	**$ 407,687**
Receivables:			
Trade	**365,377**	380,545	**3,459,027**
Other	**18,155**	17,698	**171,874**
Allowance for doubtful receivables	**(6,725)**	(5,176)	**(63,666)**
	376,807	393,067	**3,567,235**
Inventories (Notes 3 and 5)	**335,064**	342,387	**3,172,053**
Deferred tax assets (Note 13)	**19,429**	18,423	**183,934**
Other current assets	**25,116**	12,900	**237,774**
Total current assets	**799,480**	827,962	**7,568,683**
Investments and long-term loans:			
Investments in securities (Notes 4 and 6)	**65,008**	52,146	**615,431**
Long-term loans	**3,478**	3,830	**32,926**
Other (Note 5)	**13,453**	14,812	**127,360**
Allowance for doubtful receivables	**(4,100)**	(5,044)	**(38,815)**
Total investments and long-term loans	**77,839**	65,744	**736,902**
Property, plant and equipment (Note 5):			
Land	**68,721**	53,430	**650,582**
Buildings and structures	**263,757**	257,088	**2,496,989**
Machinery and equipment	**440,132**	444,124	**4,166,733**
Construction in progress	**8,285**	6,468	**78,434**
	780,895	761,110	**7,392,738**
Accumulated depreciation	**(531,973)**	(526,758)	**(5,036,192)**
Net property, plant and equipment	**248,922**	234,352	**2,356,546**
Intangible and other assets:			
Deferred tax assets (Note 13)	**14,456**	10,765	**136,856**
Intangible and other assets (Note 7)	**16,207**	10,338	**153,432**
	30,663	21,103	**290,288**
Total assets	**¥1,156,904**	¥1,149,161	**$10,952,419**

The accompanying notes to the consolidated financial statements are an integral part of these statements.

LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY	Millions of yen 2004	Millions of yen 2003	Thousands of U.S. dollars (Note 1) 2004
Current liabilities:			
Short-term borrowings and current portion of long-term debt (Note 5)	¥ 188,652	¥ 201,248	$ 1,785,970
Trade payables (Note 5)	286,117	294,769	2,708,672
Advances from customers	110,900	100,829	1,049,891
Accrued income taxes (Note 13)	12,491	7,560	118,252
Accrued bonuses	14,289	19,540	135,274
Provision for product warranty	2,156	2,303	20,411
Provision for restructuring charges	—	2,260	—
Provision for losses on construction contracts	5,018	832	47,505
Deferred tax liabilities (Note 13)	188	284	1,780
Other current liabilities	57,728	60,566	546,512
Total current liabilities	677,539	690,191	6,414,267
Long-term liabilities:			
Long-term debt, less current portion (Note 5)	210,819	226,936	1,995,825
Employees' retirement and severance benefits (Note 8)	63,759	41,350	603,607
Directors' and statutory auditors' retirement and severance benefits	1,143	1,018	10,821
Deferred tax liabilities (Note 13)	2,035	2,825	19,265
Other	7,579	6,665	71,751
Total long-term liabilities	285,335	278,794	2,701,269
Contingent liabilities (Note 9)			
Minority interests	3,855	5,591	36,495
Shareholders' equity (Note 10):			
Common stock:			
Authorized—3,360,000,000 shares			
Issued—1,443,394,172 shares in 2004			
1,390,597,636 shares in 2003	81,427	81,427	770,870
Capital surplus	31,388	24,683	297,150
Retained earnings	80,469	77,069	761,801
Net unrealized gains on securities	13,266	3,671	125,589
Foreign currency translation adjustments	(16,283)	(12,225)	(154,151)
Treasury stock—852,563 shares in 2004			
367,394 shares in 2003	(92)	(40)	(871)
Total shareholders' equity	190,175	174,585	1,800,388
Total liabilities, minority interests and shareholders' equity	¥1,156,904	¥1,149,161	$10,952,419

CONSOLIDATED STATEMENTS OF INCOME

Kawasaki Heavy Industries, Ltd. and Consolidated Subsidiaries
For the three years ended March 31, 2004, 2003 and 2002

	Millions of yen			Thousands of U.S. dollars (Note 1)
	2004	2003	2002	**2004**
Net sales	**¥1,160,252**	¥1,239,598	¥1,144,534	**$10,984,114**
Cost of sales	**998,416**	1,069,341	977,875	**9,452,012**
Gross profit	**161,836**	170,257	166,659	**1,532,102**
Selling, general and administrative expenses (Note 11)	**139,586**	139,714	135,348	**1,321,461**
Operating income	**22,250**	30,543	31,311	**210,641**
Other income (expenses):				
Interest and dividend income	**3,476**	4,684	4,798	**32,907**
Equity in income (loss) of non-consolidated subsidiaries and affiliates	**941**	(467)	379	**8,908**
Interest expense	**(7,274)**	(10,291)	(12,146)	**(68,863)**
Other, net (Note 12)	**(8,151)**	(7,241)	(8,348)	**(77,165)**
Income before income taxes and minority interests	**11,242**	17,228	15,994	**106,428**
Income taxes (Note 13):				
Current	**(16,604)**	(11,395)	(6,114)	**(157,190)**
Deferred	**11,890**	7,555	(3,131)	**112,563**
Minority interests in net income of consolidated subsidiaries	**(195)**	(366)	(467)	**(1,846)**
Net income	**¥ 6,333**	¥ 13,022	¥ 6,282	**$ 59,955**

	Yen			U.S. dollars (Note 1)
Per share amounts (Note 2 (y), (z)):				
Net income—basic	**¥4.4**	¥9.3	¥4.5	**$0.04**
Net income—diluted	**4.2**	8.8	4.4	**0.04**
Cash dividends	**2.0**	2.0	—	**0.02**

The accompanying notes to the consolidated financial statements are an integral part of these statements.

Kawasaki Heavy Industries, Ltd. and Consolidated Subsidiaries
For the three years ended March 31, 2004, 2003 and 2002

	Thousands	*Millions of yen*					
	Number of shares of common stock	*Common stock*	*Capital surplus*	*Retained earnings*	*Net unrealized gains on securities*	*Foreign currency translation adjustments*	*Treasury stock*
Balance at March 31, 2001	1,390,596	¥ 81,427	¥ 24,682	¥ 58,452	¥ 13,091	¥ (13,571)	¥ —
Net income for the year	—	—	—	6,282	—	—	—
Adjustment for changes of interests in affiliates accounted for by the equity method	—	—	—	(575)	—	—	—
Adjustments from translation of foreign currency financial statements	—	—	—	—	—	5,164	—
Decrease in net unrealized gains on securities	—	—	—	—	(7,166)	—	—
Treasury stock purchased	—	—	—	—	—	—	(6)
Bonuses to directors and statutory auditors	—	—	—	(49)	—	—	—
Balance at March 31, 2002	1,390,596	81,427	24,682	64,110	5,925	(8,407)	(6)
Net income for the year	—	—	—	13,022	—	—	—
Adjustments from translation of foreign currency financial statements	—	—	—	—	—	(3,818)	—
Decrease in net unrealized gains on securities	—	—	—	—	(2,254)	—	—
Treasury stock purchased	—	—	—	—	—	—	(34)
Conversion of convertible bonds	2	—	1	—	—	—	—
Bonuses to directors and statutory auditors	—	—	—	(63)	—	—	—
Balance at March 31, 2003	1,390,598	81,427	24,683	77,069	3,671	(12,225)	(40)
Net income for the year	—	—	—	**6,333**	—	—	—
Adjustments from translation of foreign currency financial statements	—	—	—	—	—	**(4,058)**	—
Increase in net unrealized gains on securities	—	—	—	—	**9,595**	—	—
Treasury stock purchased, net	—	—	—	—	—	—	**(52)**
Cash dividends	—	—	—	**(2,781)**	—	—	—
Issue of new shares	**52,796**	—	**6,704**	—	—	—	—
Gain on sales of treasury stock	—	—	**1**	—	—	—	—
Bonuses to directors and statutory auditors	—	—	—	**(72)**	—	—	—
Other	—	—	—	**(80)**	—	—	—
Balance at March 31, 2004	**1,443,394**	**¥81,427**	**¥31,388**	**¥80,469**	**¥13,266**	**¥(16,283)**	**¥(92)**

	Thousands of U.S. dollars (Note 1)					
	Common stock	*Capital surplus*	*Retained earnings*	*Net unrealized gains on securities*	*Foreign currency translation adjustments*	*Treasury stock*
Balance at March 31, 2003	$ 770,870	$ 233,674	$ 729,613	$ 34,753	$ (115,734)	$(379)
Net income for the year	—	—	**59,955**	—	—	—
Adjustment from translation of foreign currency financial statements	—	—	—	—	**(38,417)**	—
Increase in net unrealized gains on securities	—	—	—	**90,836**	—	—
Treasury stock purchased, net	—	—	—	—	—	**(492)**
Cash dividends	—	—	**(26,328)**	—	—	—
Issue of new shares	—	**63,467**	—	—	—	—
Gain on sales of treasury stock	—	**9**	—	—	—	—
Bonuses to directors and statutory auditors	—	—	**(682)**	—	—	—
Other	—	—	**(757)**	—	—	—
Balance at March 31, 2004	**$770,870**	**$297,150**	**$761,801**	**$125,589**	**$(154,151)**	**$(871)**

The accompanying notes to the consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Kawasaki Heavy Industries, Ltd. and Consolidated Subsidiaries
For the three years ended March 31, 2004, 2003 and 2002

	Millions of yen			Thousands of U.S. dollars (Note 1)
	2004	2003	2002	**2004**
Cash flows from operating activities:				
Income before income taxes and minority interests	**¥11,242**	¥17,228	¥15,994	**$106,428**
Adjustments to reconcile net income before income taxes and minority interests to net cash provided by operating activities:				
Depreciation and amortization	**32,590**	31,595	31,998	**308,530**
Provision for retirement and severance benefits	**7,127**	1,955	10,182	**67,897**
Provision for (reversal of) allowance for doubtful accounts	**817**	(718)	1,794	**7,734**
Provision for (reversal of provision for) losses on construction contracts	**4,256**	752	(6,517)	**40,291**
Provision for (reversal of) restructuring charges	**(2,260)**	2,260	—	**(21,395)**
Loss on disposal of inventories	**1,698**	1,156	—	**16,075**
Write-downs of securities and others	**—**	910	3,904	**—**
Write-downs of investments in subsidiaries and affiliates	**—**	—	649	**—**
Gain on sale of marketable and investment securities	**(1,036)**	(954)	(109)	**(9,808)**
Loss (gain) on sale of property, plant and equipment	**3,345**	(2,053)	(5,047)	**31,667**
Gain on contribution of securities to employee retirement benefit trust	**—**	(1,902)	—	**—**
Interest and dividend income	**(3,476)**	(4,684)	(4,798)	**(32,907)**
Interest expense	**7,274**	10,291	12,146	**68,863**
Changes in assets and liabilities:				
Decrease (increase) in:				
Trade receivables	**8,777**	3,736	38,986	**83,092**
Inventories	**9,990**	24,835	(18,809)	**94,575**
Other current assets	**(8,857)**	8,956	(3,972)	**(83,849)**
Increase (decrease) in:				
Trade payables	**(1,022)**	(26,738)	(9,972)	**(9,675)**
Advances received	**11,152**	(10,646)	6,970	**105,576**
Accrued bonuses	**(5,707)**	604	3,479	**(54,028)**
Other current liabilities	**(5,176)**	13,147	(3,583)	**(49,001)**
Other, net	**604**	(576)	(111)	**5,718**
Subtotal	**71,383**	69,154	73,184	**675,783**
Cash received for interest and dividends	**3,395**	4,221	4,730	**32,141**
Cash paid for interest	**(7,914)**	(10,120)	(11,401)	**(74,922)**
Cash paid for income taxes	**(11,718)**	(6,485)	(5,720)	**(110,934)**
Reimbursement of overcharged accounts receivable (Note 14)	**(12,335)**	—	—	**(116,776)**
Net cash provided by operating activities	**42,811**	56,770	60,793	**405,292**

(Continues to next page)

(Continued from previous page)	Millions of yen 2004	2003	2002	Thousands of U.S. dollars (Note 1) 2004
Cash flows from investing activities:				
Decrease in time deposits with maturities over three months	**625**	221	269	**5,917**
Acquisition of property, plant and equipment	**(32,558)**	(31,349)	(31,406)	**(308,227)**
Proceeds from sales of property, plant and equipment	**8,228**	8,428	10,677	**77,895**
Acquisition of intangible assets	**(6,332)**	(2,208)	(2,904)	**(59,945)**
Proceeds from sales of intangible assets	**269**	40	133	**2,547**
Acquisition of investments in securities	**(1,029)**	(4,240)	(6,595)	**(9,742)**
Proceeds from sale of investments in securities	**2,882**	2,643	205	**27,284**
Decrease (increase) in short-term loans receivable	**835**	(179)	368	**7,905**
Additions to long-term loans receivable	**(329)**	(1,805)	(2,086)	**(3,115)**
Proceeds from collection of long-term loans receivable	**591**	762	3,157	**5,595**
Other	**950**	860	93	**8,993**
Net cash used for investing activities	**(25,868)**	(26,827)	(28,089)	**(244,893)**
Cash flows from financing activities:				
Increase (decrease) in short-term borrowings	**(16,320)**	(53,048)	837	**(154,502)**
Proceeds from long-term debt	**44,499**	34,129	12,939	**421,272**
Repayment of long-term debt	**(60,829)**	(40,579)	(32,303)	**(575,869)**
Acquisition of treasury stock	**(15)**	(2)	—	**(142)**
Cash dividends paid	**(2,753)**	(2)	(5)	**(26,062)**
Cash dividends paid to minority interests	**(126)**	(99)	(56)	**(1,192)**
Net cash used for financing activities	**(35,544)**	(59,601)	(18,588)	**(336,495)**
Effect of exchange rate changes	**(191)**	(282)	449	**(1,808)**
Net increase (decrease) in cash and cash equivalents	**(18,792)**	(29,940)	14,565	**(177,904)**
Cash and cash equivalents at beginning of year	**59,837**	89,777	75,212	**566,477**
Increase in cash and cash equivalents arising from newly consolidated subsidiaries	**1,330**	—	—	**12,591**
Cash and cash equivalents at end of year	**¥42,375**	¥59,837	¥89,777	**$401,164**
Supplemental information on cash flows:				
Cash and cash equivalents:				
Cash on hand and in banks in the balance sheets	**¥43,064**	¥61,185	¥91,344	**$407,687**
Time deposits with maturities over three months	**(689)**	(1,348)	(1,567)	**(6,523)**
Total	**¥42,375**	¥59,837	¥89,777	**$401,164**

The accompanying notes to the consolidated financial statements are an integral part of these statements.

1. Basis of presenting consolidated financial statements

Kawasaki Heavy Industries, Ltd. (the "Company") and its consolidated domestic subsidiaries maintain their official accounting and disclosure records in Japanese yen. The accompanying consolidated financial statements have been prepared in accordance with the provisions set forth in the Japanese Securities and Exchange Law and its related accounting regulations, and in conformity with accounting principles generally accepted in Japan, which are different in certain respects as to application and disclosure requirements of International Financial Reporting Standards.

The accounts of overseas subsidiaries are based on their accounting records maintained in conformity with generally accepted accounting principles prevailing in the respective countries of domicile. The accompanying consolidated financial statements have been restructured and translated into English (with some expanded descriptions and the inclusion of consolidated statements of shareholders' equity) from the consolidated financial statements of the Company prepared in accordance with Japanese GAAP and filed with the appropriate Local Finance Bureau of the Ministry of Finance as required by the Securities and Exchange Law. Some supplementary information included in the statutory Japanese language consolidated financial statements, but not required for fair presentation, is not presented in the accompanying consolidated financial statements.

The translation of the Japanese yen amounts into U.S. dollars are included solely for the convenience of readers outside Japan, using the prevailing exchange rate at March 31, 2004, which was ¥105.63 to US$1. The convenience translations should not be construed as representations that the Japanese yen amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

2. Significant accounting policies

(a) Consolidation

The accompanying consolidated financial statements include the accounts of the Company and significant companies (together the "Companies"), over which the Company has power of control through majority voting right or existence of certain conditions evidencing control by the Company.

The consolidated financial statements include the accounts of the Company and 101 (104 in 2003 and 105 in 2002) subsidiaries.

For the year ended March 31, 2004, 5 (3 in 2003 and 2 in 2002) subsidiaries are excluded from the consolidation. The amounts of total assets, net sales, net income and retained earnings of these excluded subsidiaries, in the aggregate, would not have had a material effect on the consolidated financial statements.

(b) Application of the equity method of accounting

Investments in non-consolidated subsidiaries and affiliates, over which the Company has the ability to exercise significant influence over operating and financial policies of the investees, are accounted for on the equity method.

For the year ended March 31, 2004, 16 (15 in 2003 and 17 in 2002) affiliates are accounted for by the equity method.

For the year ended March 31, 2004, investments in 5 (3 in 2003 and 2 in 2002) non-consolidated subsidiaries and 13 (12 in 2003 and 13 in 2002) affiliates are stated at cost without applying the equity method of accounting. If the equity method had been applied for these investments, the amounts of net income and retained earnings of these excluded subsidiaries and affiliates would not have had a material effect on the consolidated financial statements.

(c) Consolidated subsidiaries' fiscal year-ends

Fiscal year-ends of 29 (29 in 2003 and 31 in 2002) consolidated subsidiaries are December 31. The Company consolidates such subsidiaries' financial statements as of each subsidiary's latest year-end. Unusual significant transactions for the period between each subsidiary's year-end and the Company's year-end are adjusted on consolidation.

(d) Elimination of inter-company transactions and accounts

All significant inter-company transactions and accounts and unrealized inter-company profits are eliminated on consolidation, and the portion thereof attributable to minority interests is credited to minority interests.

In the elimination of investments in subsidiaries, the assets and liabilities of the subsidiaries, including the portion attributable to minority shareholders, are evaluated using the fair value at the time the Company acquired control of the respective subsidiaries.

When the excess of cost over equity is considered significant, it is amortized over five years on a straight-line basis. Otherwise, it is charged to income in the year of acquisition or the year newly included in consolidation.

(e) Foreign currency translation

Receivables and payables denominated in foreign currencies are translated into Japanese yen at the year-end rate.

Balance sheets of consolidated overseas subsidiaries are translated into Japanese yen at the year-end rate except for shareholders' equity accounts, which are translated at the historical rates. Income statements of consolidated overseas subsidiaries are translated at average rates except for transactions with the Company, which are translated at the rates used by the Company.

The Company and its domestic subsidiaries report foreign currency translation adjustments in shareholders' equity (and minority interests).

(f) Appropriations of retained earnings

Appropriations of retained earnings are recorded in the fiscal year when the proposed appropriations are approved.

(g) Revenue recognition

Sale of products and construction contracts

Sales of products such as ships, railcars, airplanes, machinery, motorcycles etc. are principally recognized when delivery has occurred. Contract revenue for construction of plants, machinery, bridges etc. is principally recognized on a customer acceptance basis. When prices for components or contract amounts for nearly completed contracts are not finalized, sales and cost of sales are estimated. The percentage-of-completion method is applied to long-term contracts such as for ships, airplanes, plants etc. exceeding ¥5,000 million. The stage of completion is normally determined based on the proportion that costs incurred to date bear to the estimated total costs of the contract. Expected losses on such contracts are also recognized on the percentage of completion basis. The completed-contract method is applied to long-term contracts not exceeding ¥5,000 million.

Service revenue

Service revenues are recognized when services have been rendered. Services include supervisory or installation services for products such as railcars, machinery, plants, etc. When the prices of such services are individually determined by the contracts and the collectability of the revenue is reasonably assured, such service revenue is recognized on an accrual basis. Otherwise, such service revenue is recognized on a completion basis.

(h) Cash and cash equivalents

In preparing the consolidated statements of cash flows, cash on hand, readily-available deposits and short-term highly liquid investments with maturities not exceeding three months at the time of purchase are considered to be cash and cash equivalents.

(i) Allowance for doubtful receivables

The allowance for possible losses from notes and accounts receivable, loans and other receivables is provided for based on past experience rate and the Companies' estimates of losses on collection.

(j) Accrued bonuses

Accrued bonuses for employees are reasonably estimated.

(k) Inventories

Inventories are stated at cost, as determined principally by the specific identification cost method, the first-in, first-out method or the moving-average method.

(l) Assets and liabilities arising from derivative transactions

Assets and liabilities arising from derivative transactions are stated at fair value.

(m) Investments in securities

The Company and its consolidated domestic subsidiaries classify securities as (a) debt securities intended to be held to maturity (hereafter, "held-to-maturity debt securities"), (b) equity securities issued by subsidiaries and affiliated companies and (c) all other securities that are not classified in the above categories (hereafter, "available-for-sale securities"). There were no trading securities at March 31, 2003 and 2004.

Held-to-maturity debt securities are stated mainly at amortized cost. Equity securities issued by subsidiaries and affiliated companies which are not consolidated or accounted for using the equity method are stated at moving-average cost. Available-for-sale securities with available fair market values are stated at fair market value. Unrealized gains and unrealized losses on these securities are reported, net of applicable income taxes, as a separate component of shareholders' equity. Realized gains and losses on sale of such securities are computed using moving-average cost.

Other securities with no available fair market value are stated at moving-average cost.

If the market value of held-to-maturity debt securities, equity securities issued by non-consolidated subsidiaries and affiliated companies and available-for-sale securities declines significantly, such securities are stated at fair market value and the difference between fair market value and the carrying amount is recognized as loss in the period of the decline. If the fair market value of equity securities issued by non-consolidated subsidiaries and affiliated companies, not subject to the equity method, is not readily available, such securities should be written down to net asset value with a corresponding charge in the statements of income in the event net asset value declines significantly. In these cases, such fair market value or the net asset value will be the carrying amount of the securities at the beginning of the next year.

(n) Property, plant and equipment

Property, plant and equipment are stated at cost. Depreciation (except buildings acquired after April 1998) is computed on a declining-balance basis over estimated useful lives. Depreciation of buildings acquired after April 1998 is computed on a straight-line basis over estimated useful lives.

(o) Intangible assets

Amortization of intangible assets is computed on a straight-line method over estimated useful lives.

(p) Accounting for the impairment of fixed assets

In the year ended March 31, 2004, the Company did not adopt early the new accounting standard for impairment of fixed assets ("Opinion Concerning Establishment of Accounting Standard for Impairment of Fixed Assets" issued by the Business Accounting Deliberation Council on August 9, 2002) and the implementation guidance for the accounting standard for impairment of fixed assets (the Financial Accounting Standard Implementation Guidance No. 6 issued by the Accounting Standards Board of Japan on October 31, 2003). The new accounting standard is required to be adopted in periods beginning on or after April 1, 2005, but the standard does not prohibit earlier adoption.

(q) Provision for product warranty

Provision for product warranty is based on past experience and separately provided when reasonably estimable.

(r) Provision for restructuring charges

Provision for restructuring charges for the steel structures business is accrued in the amount reasonably estimated.

(s) Provision for losses on construction contracts

Provision for losses on uncompleted construction contracts at the fiscal year-end is made when substantial losses are anticipated for the next fiscal year and later and such losses can be reasonably estimated.

(t) Bond issue expenses

Bond issue expenses are charged to income as incurred.

(u) Income taxes

The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

(v) Retirement and severance benefits

Employees who terminate their services with the Company and its domestic consolidated subsidiaries are generally entitled to lump-sum payments, the amounts of which are determined by reference to their current basic rates of pay and length of service.

The liabilities and expenses for retirement and severance benefits are determined based on the amounts actuarially calculated using certain assumptions. The Company and its domestic consolidated subsidiaries provided the allowance for employees' retirement and severance benefits based on the estimated amounts of projected benefit obligation and fair value of plan assets (including retirement benefit trust).

The excess of the projected benefit obligation over the liabilities for retirement and severance benefits recorded as of April 1, 2000 (the "net transition obligation") is being recognized in expenses in equal amounts primarily over 10 years commencing with the year ended March 31, 2001. Actuarial gains and losses and prior service costs are recognized in expenses in equal amounts, within the average of the estimated remaining service lives of the employees, commencing with the following and the current period, respectively.

Employees of the Company's overseas consolidated subsidiaries are generally covered by various pension plans, accounted for in accordance with generally accepted accounting principles in the country of domicile.

The Company and its domestic consolidated subsidiaries provide for retirement and severance benefits for directors and statutory auditors principally at 50 percent of the amount required if they retired at the balance sheet date.

(w) Hedge accounting

The Company and its consolidated subsidiaries employ deferred hedge accounting. If derivative financial instruments are used as hedges and meet certain hedging criteria, the Company and its consolidated subsidiaries defer recognition of gains or losses resulting from changes in fair value of derivative financial instruments until the related losses or gains on the hedged items are recognized.

(x) Finance leases

For the Company and its domestic consolidated subsidiaries, finance leases which do not transfer ownership and do not have bargain purchase provisions are accounted for in the same manner as operating leases in accordance with Japanese GAAP.

(y) Net income per share

The computations of net income per share shown in the consolidated statements of income are based upon net income available to common stockholders and weighted average number of shares outstanding during each period.

Diluted net income per share is computed based on the assumption that all dilutive convertible bonds were converted at the beginning of the year.

Effective April 1, 2002, the Company adopted the new accounting standard for earnings per share and related guidance (Accounting Standards Board Statement No. 2, "Accounting Standard for Earnings Per Share," and Financial Standards Implementation Guidance No. 4, "Implementation Guidance for Accounting Standard for Earnings Per Share," issued by the Accounting Standards Board of Japan on September 25, 2002).

The effect on net income per share of the adoption of the new accounting standard was not material.

(z) Cash dividends

Per share amounts of cash dividends for each period represent dividends declared as applicable to the respective year.

(aa) Reclassifications

Certain prior year amounts have been reclassified to conform to 2004 presentation. These changes had no impact on previously reported results of operations or shareholders' equity.

3. Inventories

Inventories as of March 31, 2004 and 2003 are comprised as follows:

	Millions of yen		*Thousands of U.S. dollars*
	2004	*2003*	***2004***
Finished products	**¥ 57,291**	¥ 56,566	**$ 542,374**
Work in process	**233,508**	242,459	**2,210,622**
Raw materials and supplies	**44,265**	43,362	**419,057**
Total	**¥335,064**	¥342,387	**$3,172,053**

4. Securities

(a) Acquisition costs, book values (fair value) of available-for-sale securities with available fair values as of March 31, 2004 and 2003 are as follows:

	Millions of yen			Thousands of U.S. dollars
	2004			
	Acquisition cost	Book value	Difference	Difference
Securities with book values exceeding acquisition costs:				
Equity securities	**¥13,753**	**¥36,920**	**¥23,167**	**$219,322**
Other securities:				
Equity securities	**1,320**	**1,093**	**(227)**	**(2,149)**
Total	**¥15,073**	**¥38,013**	**¥22,940**	**$217,173**

	Millions of yen		
	2003		
	Acquisition cost	Book value	Difference
Securities with book values exceeding acquisition costs:			
Equity securities	¥11,610	¥19,637	¥8,027
Other securities:			
Equity securities	4,395	3,134	(1,261)
Total	¥16,005	¥22,771	¥6,766

(b) Book values of investments in securities with no available fair values as of March 31, 2004 and 2003 are as follows:

	Millions of yen		Thousands of U.S. dollars
	2004	2003	**2004**
	Book value	Book value	Book value
Held-to-maturity debt securities:			
Non-listed securities	**¥ 28**	¥ 25	**$ 265**
Available-for-sale securities:			
Equity securities	**9,314**	8,957	**88,175**
Other	**5,262**	5,296	**49,816**
Total	**¥14,576**	¥14,253	**$137,991**
Equity securities issued by non-consolidated subsidiaries and affiliated companies:			
Subsidiaries	**¥ 9**	¥ 18	**$ 85**
Affiliated companies	**3,211**	7,538	**30,399**
Total	**¥ 3,220**	¥ 7,556	**$ 30,484**

(c) Sales amounts of available-for-sale securities and related gains and losses for the years ended March 31, 2004, 2003 and 2002 are as follows:

	Millions of yen			Thousands of U.S. dollars		
	2004					
	Sales amounts	Gains	Losses	Sales amounts	Gains	Losses
Equity securities	**¥1,750**	**¥930**	**¥(245)**	**$16,567**	**$8,804**	**$(2,319)**

	Millions of yen		
	2003		
	Sales amounts	Gains	Losses
Equity securities	¥1,669	¥999	¥(140)
Others	60	—	(35)
Total	¥1,729	¥999	¥(175)

	Millions of yen		
	2002		
	Sales amounts	Gains	Losses
Equity securities	¥349	¥141	¥(31)

5. Short-term borrowings and long-term debt

Short-term borrowings and long-term debt as of March 31, 2004 and 2003 are comprised as follows:

	Millions of yen		Thousands of U.S. dollars
	2004	2003	**2004**
Short-term borrowings:			
Short-term debt, principally bank loans, bearing average interest rates of 1.254 percent and 1.374 percent as of March 31, 2004 and 2003, respectively	**¥132,749**	¥150,932	**$1,256,736**
Current portion of long-term debt, bearing average interest rates of 1.310 percent and 1.696 percent as of March 31, 2004 and 2003, respectively	**55,903**	50,316	**529,234**
Total short-term debt	**¥188,652**	¥201,248	**$1,785,970**
Long-term debt:			
Loans from banks and other financial institutions, partly secured by mortgage or other collateral, due from 2004 to 2035, bearing average interest rates of 1.505 percent and 1.657 percent as of March 31, 2004 and 2003, respectively	**¥108,436**	¥116,887	**$1,026,565**
Notes and bonds issued by the Company:			
1.05 percent notes due 2003	**—**	10,000	**—**
1.94 percent notes due 2004	**20,000**	20,000	**189,340**
1.50–1.67 percent notes due 2005	**20,000**	20,000	**189,340**
1.87 percent notes due 2006	**10,000**	10,000	**94,670**
2.00 percent notes due 2007	**10,000**	10,000	**94,670**
2.51–2.775 percent notes due 2008	**20,000**	20,000	**189,340**
2.33 percent notes due 2009	**10,000**	10,000	**94,670**
0.65–0.90 percent convertible bonds due 2003	**—**	19,079	**—**
0.75 percent convertible bonds due 2005	**9,609**	9,609	**90,968**
1.10 percent convertible bonds due 2006	**17,118**	17,118	**162,056**
0.90 percent convertible bonds due 2008	**7,520**	7,520	**71,192**
1.00 percent convertible bonds due 2011	**7,039**	7,039	**66,638**
Zero coupon convertible bonds due 2010	**25,000**	—	**236,675**
Notes and bonds issued by subsidiaries:			
1.31 percent notes due 2006	**2,000**	—	**18,935**
	266,722	277,252	**2,525,059**
Less portion due within one year	**(55,903)**	(50,316)	**(529,234)**
Total long-term debt	**¥210,819**	¥226,936	**$1,995,825**

The convertible bonds due 2005 through 2011 as of March 31, 2004 were convertible into 139,027,218 shares of common stock at the option of the holders at prices of ¥459 ($4.35), ¥598 ($5.66) or ¥182 ($1.72) per share. The conversion prices are subject to adjustments under specified conditions.

As of March 31, 2004 and 2003, the following assets were pledged as collateral for short-term borrowings and long-term debt:

	Millions of yen		Thousands of U.S. dollars
	2004	2003	**2004**
Inventories	**¥ 8,336**	¥10,699	**$ 78,917**
Land	**3,695**	5,383	**34,981**
Buildings	**3,576**	4,449	**33,854**
Machinery and equipment	**277**	309	**2,622**
Other investments	**45**	299	**426**
Total	**¥15,929**	¥21,139	**$150,800**

As of March 31, 2004 and 2003, debt secured by the above pledged assets was as follows:

	Millions of yen		Thousands of U.S. dollars
	2004	2003	**2004**
Trade payables	**¥ 65**	¥ 173	**$ 615**
Short-term and long-term debt	**23,656**	29,172	**223,952**
Total	**¥23,721**	¥29,345	**$224,567**

The aggregate annual maturities of long-term debt as of March 31, 2004 are as follows:

Year ending March 31,	*Millions of yen*	*Thousands of U.S. dollars*
2005	¥ 55,903	$ 529,234
2006	49,196	465,739
2007	49,356	467,253
2008	33,260	314,873
2009 and thereafter	79,007	747,960
Total	¥266,722	$2,525,059

6. Investments in non-consolidated subsidiaries and affiliates

Investments in non-consolidated subsidiaries and affiliates as of March 31, 2004 and 2003 are ¥12,398 million ($117,372 thousand) and ¥15,108 million, respectively.

7. Consolidation adjustments accounts

Consolidation adjustments accounts, included in Intangible and other assets, are as follows:

	Millions of yen		*Thousands of U.S. dollars*
	2004	*2003*	***2004***
Conslidation adjustments accounts	**¥2,296**	¥16	**$21,736**

8. Employees' retirement and severance benefits

The liabilities for employees' retirement and severance benefits included in the liability section of the consolidated balance sheets as of March 31, 2004 and 2003 consist of the following:

	Millions of yen		*Thousands of U.S. dollars*
	2004	*2003*	***2004***
Projected benefit obligation	**¥202,594**	¥181,281	**$1,917,959**
Unrecognized prior service costs	**6,806**	2,188	**64,432**
Unrecognized actuarial differences	**(10,388)**	(25,553)	**(98,343)**
Less fair value of pension assets	**(58,828)**	(26,683)	**(556,925)**
Less unrecognized net transition obligation	**(76,903)**	(90,353)	**(728,041)**
Prepaid pension cost	**478**	470	**4,525**
Liability for retirement and severance benefits	**¥ 63,759**	¥ 41,350	**$ 603,607**

Retirement and severance benefit expenses in the consolidated statements of income for the years ended March 31, 2004 and 2003 are comprised as follows:

	Millions of yen			*Thousands of U.S. dollars*
	2004	*2003*	*2002*	***2004***
Service costs—benefits earned during the year	**¥ 9,091**	¥ 9,697	¥ 9,443	**$ 86,065**
Interest cost on projected benefit obligation	**5,862**	5,708	6,167	**55,496**
Expected return on plan assets	**(751)**	(467)	(379)	**(7,110)**
Amortization of actuarial differences	**2,780**	2,042	407	**26,318**
Amortization of prior service costs	**(783)**	(243)	—	**(7,413)**
Amortization of net transition obligation	**13,342**	13,181	13,059	**126,309**
Retirement and severance benefit expenses	**¥29,541**	¥29,918	¥28,697	**$279,665**

For the year ended March 31, 2003, the discount rate and the rate of expected return on plan assets are primarily 3.0 and 9.0 percent (for consolidated overseas subsidiaries), respectively. The estimated amount of all retirement benefits to be paid at future retirement dates is allocated equally to each service year using the estimated number of total service years. Actuarial gains and losses are recognized in expenses in equal amounts over 10 to 15 years commencing with the following period. Prior service costs are recognized as an expense in equal amounts for 10 years.

For the year ended March 31, 2004, the discount rate is primarily 2.5 percent. The rates of expected return on plan assets (including retirement benefit trust) are over 0.0 to 3.5 percent (for the Company and consolidated domestic subsidiaries) and 8.0 percent (for consolidated overseas subsidiaries). The estimated amount of all retirement benefits to be paid at future retirement dates is allocated equally to each service year using the estimated number of total service years. Actuarial gains and losses are recognized in expenses in equal amounts over 10 to 15 years commencing with the following period. Prior service costs are recognized in equal amounts for over 10 to 15 years.

9. Contingent liabilities

Contingent liabilities as of March 31, 2004 and 2003 are as follows:

	Millions of yen		Thousands of U.S. dollars
	2004	2003	2004
As drawer of trade notes discounted	¥ 141	¥ 26	$ 1,335
As endorser of trade notes	18	31	170
As guarantor of indebtedness of employees, unconsolidated subsidiaries and affiliates, and others	25,470	31,526	241,125

10. Shareholders' equity

(a) Capital surplus

Under the Commercial Code of Japan, the entire amount of the issue price of shares is required to be accounted for as capital, although a company may, by resolution of its Board of Directors, account for an amount not exceeding one-half of the issue price of the new shares as additional paid-in capital, which is included in capital surplus.

The Commercial Code provides that an amount equal to at least 10 percent of cash dividends and other cash appropriations shall be appropriated and set aside as a legal earnings reserve until the total amount of legal earnings reserve and additional paid-in capital equals 25 percent of common stock. The total amount of legal earnings reserve and additional paid-in capital of the Company has reached 25 percent of common stock, and therefore the Company is not required to provide any more legal earnings reserve.

The legal earnings reserve and additional paid-in capital may be used to eliminate or reduce a deficit by resolution of the shareholders' meeting or may be capitalized by resolution of the Board of Directors. On condition that the total amount of legal earnings reserve and additional paid-in capital remains being equal to or exceeding 25 percent of common stock, they are available for distribution by the resolution of shareholders' meeting. Legal earnings reserve is included in retained earnings in the accompanying financial statements.

(b) Dividends

The maximum amount that the Company can distribute as dividends is calculated based on the non-consolidated financial statements of the Company in accordance with the Commercial Code of Japan.

(c) Restrictions on dividends

Under the terms of indentures for certain convertible bonds due through 2006, cumulative cash dividend payments by the Company are not to exceed an amount equivalent to accumulated net income of the Company earned during the years such securities are outstanding plus ¥10,000 million.

11. Research and development expenses

Research and development expenses, included in selling, general and administrative expenses, are as follows:

	Millions of yen			Thousands of U.S. dollars
	2004	2003	2002	2004
Research and development expenses	¥14,741	¥15,494	¥16,549	$139,553

12. Other income (expenses): other, net

Other income (expenses): other, net in the consolidated statements of income is comprised as follows:

	Millions of yen			Thousands of U.S. dollars
	2004	2003	2002	2004
Gain on sales of marketable securities and investments in securities	¥ 918	¥ 877	¥ 109	$ 8,691
Gain on sales of property, plant and equipment	1,150	3,286	6,543	10,887
Gain on sales of subsidiaries' shares	117	77	—	1,108
Foreign exchange loss, net	(2,875)	(2,453)	(4,371)	(27,218)
Amortization of certain subsidiaries' net transition obligation of retirement and severance benefits	(205)	(205)	(205)	(1,941)
Loss on business reorganization	(754)	—	—	(7,138)
Loss on factory closure	(1,206)	—	—	(11,417)
Gain on contribution of securities to employees' retirement benefit trust	—	1,902	—	—
Restructuring charges	—	(3,182)	—	—
Loss on disposal of inventories	—	(1,456)	—	—
Loss on real estate development business	—	(923)	—	—
Write-down of securities and other	—	—	(3,904)	—
Other, net	(5,296)	(5,164)	(6,520)	(50,137)
Total	¥(8,151)	¥(7,241)	¥(8,348)	$(77,165)

"Loss on business reorganization" is mainly a result of severance payments caused by business transfer of a consolidated subsidiary.

"Loss on factory closure" consists of loss from retirement, and dismantlement cost, of buildings in Noda Works and profit on sale of its vacant lot.

13. Income taxes

Income taxes in Japan applicable to the Company and its domestic consolidated subsidiaries consist of corporation tax (national tax) and enterprise and inhabitants taxes (local taxes) which, in the aggregate, result in normal statutory tax rates of approximately 41.9 percent for the years ended March 31, 2004, 2003 and 2002.

The following table summarizes the significant differences between the statutory tax rate and effective tax rates in the consolidated financial statements for the year ended March 31, 2003 (the differences for the year ended March 31, 2004 are insignificant):

	2003
Statutory tax rate	41.9%
Dividends received from subsidiaries	9.2
Non-deductible expenses	7.3
Recognizing the tax effect of unrealized intercompany profit in the prior year	(15.6)
Non-taxable revenues	(9.3)
Valuation allowance for net operating loss carryforward of subsidiaries	(7.5)
Other	(3.8)
Effective tax rate	22.2%

Significant components of deferred tax assets and liabilities as of March 31, 2004 and 2003 are as follows:

	Millions of yen		*Thousands of U.S. dollars*
	2004	*2003*	***2004***
Deferred tax assets:			
Excess bonuses accrued	**¥ 6,181**	¥ 7,572	**$ 58,516**
Retirement benefits	**26,726**	13,282	**253,015**
Allowance for doubtful receivables	**3,815**	3,192	**36,117**
Inventories—intercompany profits	**3,377**	3,380	**31,970**
Fixed assets—intercompany profits	**814**	905	**7,706**
Depreciation	**1,057**	1,194	**10,007**
Net operating loss carryforwards	**11,055**	5,953	**104,658**
Write-down of marketable securities, investments in securities and other	**1,661**	1,264	**15,725**
Other	**7,351**	11,113	**69,591**
Gross deferred tax assets	**62,037**	47,855	**587,305**
Less valuation allowance	**(9,321)**	(7,174)	**(88,242)**
Total deferred tax assets	**52,716**	40,681	**499,063**
Deferred tax liabilities:			
Deferral of gain on sale of fixed assets	**5,522**	5,110	**52,277**
Net unrealized gain on securities	**8,918**	2,999	**84,427**
Unrealized gain on uncompleted contracts	**1,857**	1,247	**17,580**
Other	**4,757**	5,246	**45,035**
Total deferred tax liabilities	**21,054**	14,602	**199,319**
Net deferred tax assets	**¥31,662**	¥26,079	**$299,744**

The aggregate statutory income tax rate used for calculation of deferred income tax assets and liabilities was 41.9 percent for the year ended March 31, 2002. Effective for years commencing on April 1, 2004 or later, according to the revised local tax law, income tax rates for enterprise taxes will be reduced as a result of introducing the assessment by estimation on the basis of the size of business. Based on the change of income tax rates, for calculation of deferred income tax assets and liabilities, the Company and consolidated domestic subsidiaries used the aggregate statutory income tax rates of 41.9 percent and 40.5 percent for current items and noncurrent items, respectively, at March 31, 2003.

As a result of the change in the aggregate statutory income taxes rates at March 31, 2003, deferred income tax assets decreased by ¥120 million, provision for deferred income taxes increased by ¥242 million and net unrealized gains on securities increased by ¥122 million compared with what would be reported using the currently applicable tax rate of 41.9 percent.

At March 31, 2004, based on the change of income tax rates, for calculation of deferred income tax assets and liabilities, the Company and consolidated domestic subsidiaries used the aggregate statutory income tax rate of 40.5 percent both for current and noncurrent items.

14. Reimbursement of overcharged account receivables

Reimbursement of overcharged accounts receivable was made by NIPPI Corporation, a consolidated subsidiary, under contracts mainly with the Japan Defense Agency.

15. Derivative transactions

Since the Company and its consolidated subsidiaries operate internationally and have a substantial volume of export and import transactions, they enter into foreign currency exchange and option transactions in order to manage risk of fluctuations in exchange rates in relation to foreign currency denominated assets, liabilities and future transactions.

The Company and its consolidated subsidiaries also enter into interest swap and option transactions to hedge against future fluctuations in interest rates on borrowings, primarily to fix, cap or collar interest rates on variable rate debt.

The Company and its consolidated subsidiaries' purpose for purchasing derivatives is to hedge against risks of fluctuations in currency exchange rates and interest rates rather than to be exposed to such risks through dealing or speculation.

For derivative transactions that meet the conditions for hedge accounting, the Company and its consolidated subsidiaries apply hedge accounting principles.

In order to minimize credit risk, the Company and its consolidated subsidiaries use only highly-rated international financial institutions as counterparties to derivative transactions.

The Company and its consolidated subsidiaries have established policies that restrict the use of derivative instruments, including limits as to the purpose, nature, type and amount, and that require reporting and review in order to control the use of derivatives and manage risk.

(a) Outstanding positions and recognized gains and losses at March 31, 2004 are as follows:

	Millions of yen			*Thousands of U.S. dollars*
	Contract amount	*Market value*	*Gain (loss)*	*Gain (loss)*
Currency related contracts:				
Foreign exchange contracts:				
To sell	**¥86,961**	**¥83,684**	**¥3,277**	**$31,023**
To purchase	**4,990**	**4,975**	**(15)**	**(142)**
Option contracts:				
To sell	**5,511**	**19**	**39**	**369**
To purchase	**5,335**	**85**	**26**	**246**
Total			**¥3,327**	**$31,496**

(b) Outstanding positions and recognized gains and losses at March 31, 2003 are as follows:

	Millions of yen		
	Contract amount	*Market value*	*Loss*
Currency related contracts:			
Foreign exchange contracts:			
To sell	¥82,555	¥83,824	¥ (969)
To purchase	4,926	4,921	(5)
Option contracts:			
To sell	6,244	219	(124)
To purchase	6,030	60	(34)
Total			¥(1,132)

16. Finance leases

Finance lease information, as required to be disclosed in Japan, for the respective years is as follows:

(a) As lessee

The original cost of leased assets under non-capitalized finance leases and accumulated depreciation, assuming it is calculated on the straight-line method over lease terms, as of March 31, 2004 and 2003 is as follows:

	Millions of yen		*Thousands of U.S. dollars*
	2004	*2003*	***2004***
Property, plant and equipment	**¥24,938**	¥21,952	**$236,089**
Accumulated depreciation	**(11,016)**	(8,683)	**(104,289)**
	¥13,922	¥13,269	**$131,800**
Intangible assets	**¥ 1,777**	¥ 1,347	**$ 16,822**
Accumulated amortization	**(943)**	(553)	**(8,927)**
	¥ 834	¥ 794	**$ 7,895**

The present values of future minimum lease payments under non-capitalized finance leases as of March 31, 2004 and 2003 are as follows:

	Millions of yen		*Thousands of U.S. dollars*
	2004	*2003*	***2004***
Current portion	**¥ 4,525**	¥ 4,079	**$ 42,838**
Non-current portion	**11,100**	10,201	**105,084**
Total	**¥15,625**	¥14,280	**$147,922**

Lease payments and "as if capitalized" depreciation and amortization and interest expense for non-capitalized finance leases are as follows:

	Millions of yen			*Thousands of U.S. dollars*
	2004	*2003*	*2002*	***2004***
Lease payments	**¥5,109**	¥4,386	¥3,659	**$48,367**
Depreciation and amortization	**4,762**	4,087	3,419	**45,082**
Interest	**431**	342	224	**4,080**

(b) As lessor

The original cost of leased assets under finance leases and accumulated depreciation, as of March 31, 2004 and 2003 is as follows:

	Millions of yen		Thousands of U.S. dollars
	2004	2003	**2004**
Property, plant and equipment	**¥1,703**	¥1,870	**$16,122**
Accumulated depreciation	**(902)**	(927)	**(8,539)**
	¥ 801	¥ 943	**$ 7,583**
Intangible assets	**¥ 92**	¥ 140	**$ 871**
Accumulated amortization	**(67)**	(90)	**(634)**
	¥ 25	¥ 50	**$ 237**

The present values of future minimum lease payments to be received under finance leases as of March 31, 2004 and 2003 are as follows:

	Millions of yen		Thousands of U.S. dollars
	2004	2003	**2004**
Current portion	**¥ 485**	¥ 266	**$ 4,591**
Non-current portion	**935**	763	**8,852**
Total	**¥1,420**	¥1,029	**$13,443**

Lease payments received, depreciation and amortization and interest on finance leases are as follows:

	Millions of yen			Thousands of U.S. dollars
	2004	2003	2002	**2004**
Lease payments received	**¥328**	¥312	¥251	**$3,105**
Depreciation and amortization	**288**	272	208	**2,726**
Interest	**41**	41	35	**388**

17. Operating leases

The present values of future minimum lease payments under operating leases as of March 31, 2004 and 2003 are as follows:

	Millions of yen		Thousands of U.S. dollars
	2004	2003	**2004**
Current portion	**¥ 405**	¥ 74	**$ 3,834**
Non-current portion	**1,387**	324	**13,131**
Total	**¥1,792**	¥398	**$16,965**

18. Segment information

Industry segments of the Company and its consolidated subsidiaries are classified based on its internal company system: 1) Shipbuilding, 2) Rolling Stock, Construction Machinery & Crushing Plant, 3) Aerospace, 4) Gas Turbines & Machinery, 5) Plant & Infrastructure Engineering, 6) Consumer Products & Machinery, and 7) Other.

The Shipbuilding segment manufactures and sells ships, submarines and maritime application equipment. Operations within the Rolling Stock, Construction Machinery & Crushing Plant segment include the production and sale of rolling stock, construction machines and crushing plants. Products manufactured and sold by the Aerospace segment include airplanes and helicopters. The Gas Turbines & Machinery segment manufactures and sells gas turbines, airplane engines, prime movers and hydraulic components. Operations within the Plant & Infrastructure Engineering segment include the production and sale of boilers, chemical and steelmaking plants, refuse incineration plants and steel bridges. Products manufactured and sold by the Consumer Products & Machinery segment include motorcycles, ATVs (All-Terrain Vehicles) and Jet Ski® watercraft. Operations within the Other segment include the production and sale of hospital respiration & medical equipment. The operations also involve trade, mediation of overseas sales and orders and other activities.

On April 1, 2003, the industrial hydraulic equipment business, which was formerly included in the Gas Turbines & Machinery segment, was reclassified into the Other segment at the beginning of this period. The prior year amounts have been reclassified to conform to the 2004 presentation.

(a) Information by industry segment

	Millions of yen							
	2004							
	External sales	Intersegment sales	Total sales	Operating expenses	Operating income (loss)	Total assets	Depreciation and amortization	Capital expenditures
Shipbuilding	**¥ 94,939**	**¥ 976**	**¥ 95,915**	**¥ 98,276**	**¥ (2,361)**	**¥ 89,850**	**¥ 2,442**	**¥ 5,294**
Rolling Stock, Construction Machinery & Crushing Plant	**120,597**	**2,950**	**123,547**	**119,225**	**4,322**	**127,786**	**2,612**	**3,393**
Aerospace	**173,783**	**1,713**	**175,496**	**171,252**	**4,244**	**221,960**	**4,959**	**9,030**
Gas Turbines & Machinery	**136,468**	**14,958**	**151,426**	**146,890**	**4,536**	**124,065**	**2,962**	**2,955**
Plant & Infrastructure Engineering	**191,412**	**12,882**	**204,294**	**203,075**	**1,219**	**177,888**	**2,019**	**1,105**
Consumer Products & Machinery	**318,325**	**3,982**	**322,307**	**315,057**	**7,250**	**240,242**	**12,422**	**15,016**
Other	**124,728**	**42,039**	**166,767**	**163,520**	**3,247**	**138,803**	**2,709**	**2,053**
Total	**1,160,252**	**79,500**	**1,239,752**	**1,217,295**	**22,457**	**1,120,594**	**30,125**	**38,846**
Eliminations and corporate	**—**	**(79,500)**	**(79,500)**	**(79,293)**	**(207)**	**36,310**	**2,465**	**2,656**
Consolidated total	**¥1,160,252**	**¥ —**	**¥1,160,252**	**¥1,138,002**	**¥22,250**	**¥1,156,904**	**¥32,590**	**¥41,502**

	Millions of yen							
	2003							
	External sales	Intersegment sales	Total sales	Operating expenses	Operating income (loss)	Total assets	Depreciation and amortization	Capital expenditures
Shipbuilding	¥ 105,458	¥ 1,556	¥ 107,014	¥ 105,605	¥ 1,409	¥ 95,661	¥ 1,963	¥ 2,551
Rolling Stock, Construction Machinery & Crushing Plant	164,774	3,157	167,931	162,441	5,490	117,276	2,853	3,266
Aerospace	154,848	2,372	157,220	151,125	6,095	166,223	3,370	5,523
Gas Turbines & Machinery	150,766	13,267	164,033	158,767	5,266	132,024	3,085	2,726
Plant & Infrastructure Engineering	219,092	22,557	241,649	245,891	(4,242)	191,520	2,308	622
Consumer Products & Machinery	318,025	3,033	321,058	307,654	13,404	260,360	12,190	13,927
Other	126,635	43,187	169,822	167,081	2,741	164,453	3,395	2,215
Total	1,239,598	89,129	1,328,727	1,298,564	30,163	1,127,517	29,164	30,830
Eliminations and corporate	—	(89,129)	(89,129)	(89,509)	380	21,644	2,431	4,335
Consolidated total	¥1,239,598	¥ —	¥1,239,598	¥1,209,055	¥30,543	¥1,149,161	¥31,595	¥35,165

	Millions of yen							
	2002							
	External sales	Intersegment sales	Total sales	Operating expenses	Operating income (loss)	Total assets	Depreciation and amortization	Capital expenditures
Shipbuilding	¥ 92,478	¥ 1,290	¥ 93,768	¥ 88,213	¥ 5,555	¥ 88,688	¥ 1,941	¥ 1,462
Rolling Stock, Construction Machinery & Crushing Plant	121,780	3,756	125,536	125,071	465	141,332	2,898	6,925
Aerospace	161,072	2,021	163,093	149,229	13,864	150,934	3,425	2,571
Gas Turbines & Machinery	145,651	19,744	165,395	159,781	5,614	139,688	3,078	4,118
Plant & Infrastructure Engineering	220,605	14,768	235,373	236,010	(637)	237,688	2,665	815
Consumer Products & Machinery	281,207	3,590	284,797	279,615	5,182	267,797	11,553	12,874
Other	121,741	43,955	165,696	164,190	1,506	151,213	4,050	3,073
Total	1,144,534	89,124	1,233,658	1,202,109	31,549	1,177,340	29,610	31,838
Eliminations and corporate	—	(89,124)	(89,124)	(88,886)	(238)	77,735	2,388	1,294
Consolidated total	¥1,144,534	¥ —	¥1,144,534	¥1,113,223	¥31,311	¥1,255,075	¥31,998	¥33,132

	Thousands of U.S. dollars							
	2004							
	External sales	Intersegment sales	Total sales	Operating expenses	Operating income (loss)	Total assets	Depreciation and amortization	Capital expenditures
Shipbuilding	**$ 898,788**	**$ 9,240**	**$ 908,028**	**$ 930,380**	**$ (22,352)**	**$ 850,611**	**$ 23,118**	**$ 50,118**
Rolling Stock, Construction Machinery & Crushing Plant	**1,141,693**	**27,928**	**1,169,621**	**1,128,704**	**40,917**	**1,209,751**	**24,728**	**32,122**
Aerospace	**1,645,205**	**16,217**	**1,661,422**	**1,621,244**	**40,178**	**2,101,297**	**46,947**	**85,487**
Gas Turbines & Machinery	**1,291,944**	**141,607**	**1,433,551**	**1,390,609**	**42,942**	**1,174,524**	**28,041**	**27,975**
Plant & Infrastructure Engineering	**1,812,099**	**121,954**	**1,934,053**	**1,922,513**	**11,540**	**1,684,067**	**19,114**	**10,461**
Consumer Products & Machinery	**3,013,585**	**37,698**	**3,051,283**	**2,982,647**	**68,636**	**2,274,373**	**117,599**	**142,157**
Other	**1,180,800**	**397,983**	**1,578,783**	**1,548,044**	**30,739**	**1,314,049**	**25,647**	**19,435**
Total	**10,984,114**	**752,627**	**11,736,741**	**11,524,141**	**212,600**	**10,608,672**	**285,194**	**367,755**
Eliminations and corporate	**—**	**(752,627)**	**(752,627)**	**(750,668)**	**(1,959)**	**343,747**	**23,336**	**25,145**
Consolidated total	**$10,984,114**	**$ —**	**$10,984,114**	**$10,773,473**	**$210,641**	**$10,952,419**	**$308,530**	**$392,900**

(b) Information by geographic area

Segment information by geographic area, as required to be disclosed in Japan, for the respective years is as follows:

	Millions of yen					
	2004					
	External sales	*Intersegment sales*	*Total sales*	*Operating expenses*	*Operating income (loss)*	*Total assets*
Japan	**¥ 877,222**	**¥182,132**	**¥1,059,354**	**¥1,038,482**	**¥20,872**	**¥ 975,129**
North America	**187,216**	**15,267**	**202,483**	**202,886**	**(403)**	**115,262**
Europe	**70,951**	**4,595**	**75,546**	**74,912**	**634**	**46,762**
Asia	**19,756**	**13,942**	**33,698**	**33,062**	**636**	**19,420**
Other areas	**5,107**	**88**	**5,195**	**5,345**	**(150)**	**2,846**
Total	**1,160,252**	**216,024**	**1,376,276**	**1,354,687**	**21,589**	**1,159,419**
Eliminations and corporate	**—**	**(216,024)**	**(216,024)**	**(216,685)**	**661**	**(2,515)**
Consolidated total	**¥1,160,252**	**¥ —**	**¥1,160,252**	**¥1,138,002**	**¥22,250**	**¥1,156,904**

	Millions of yen					
	2003					
	External sales	*Intersegment sales*	*Total sales*	*Operating expenses*	*Operating income (loss)*	*Total assets*
Japan	¥ 907,167	¥202,171	¥1,109,338	¥1,083,291	¥26,047	¥ 958,762
North America	252,178	13,686	265,864	262,249	3,615	140,742
Europe	56,940	5,521	62,461	61,851	610	41,582
Asia	19,105	11,272	30,377	29,495	882	18,768
Other areas	4,208	114	4,322	4,215	107	2,764
Total	1,239,598	232,764	1,472,362	1,441,101	31,261	1,162,618
Eliminations and corporate	—	(232,764)	(232,764)	(232,046)	(718)	(13,457)
Consolidated total	¥1,239,598	¥ —	¥1,239,598	¥1,209,055	¥30,543	¥1,149,161

	Millions of yen					
	2002					
	External sales	*Intersegment sales*	*Total sales*	*Operating expenses*	*Operating income (loss)*	*Total assets*
Japan	¥ 868,759	¥186,659	¥1,055,418	¥1,024,035	¥31,383	¥1,012,986
North America	204,510	12,933	217,443	212,346	5,097	148,412
Europe	47,101	3,849	50,950	54,290	(3,340)	38,570
Asia	20,495	10,106	30,601	29,937	664	21,064
Other areas	3,669	133	3,802	3,735	67	1,966
Total	1,144,534	213,680	1,358,214	1,324,343	33,871	1,222,998
Eliminations and corporate	—	(213,680)	(213,680)	(211,120)	(2,560)	32,077
Consolidated total	¥1,144,534	¥ —	¥1,144,534	¥1,113,223	¥31,311	¥1,255,075

	Thousands of U.S. dollars					
	2004					
	External sales	*Intersegment sales*	*Total sales*	*Operating expenses*	*Operating income (loss)*	*Total assets*
Japan	**$ 8,304,667**	**$ 1,724,245**	**$10,028,912**	**$ 9,831,317**	**$197,595**	**$ 9,231,554**
North America	**1,772,375**	**144,533**	**1,916,908**	**1,920,723**	**(3,815)**	**1,091,186**
Europe	**671,694**	**43,501**	**715,195**	**709,192**	**6,003**	**442,696**
Asia	**187,030**	**131,989**	**319,019**	**312,998**	**6,021**	**183,849**
Other areas	**48,348**	**833**	**49,181**	**50,602**	**(1,421)**	**26,943**
Total	**10,984,114**	**2,045,101**	**13,029,215**	**12,824,832**	**204,383**	**10,976,228**
Eliminations and corporate	**—**	**(2,045,101)**	**(2,045,101)**	**(2,051,359)**	**6,258**	**(23,809)**
Consolidated total	**$10,984,114**	**$ —**	**$10,984,114**	**$10,773,473**	**$210,641**	**$10,952,419**

North America includes mainly the U.S.A. and Canada. Europe includes mainly the United Kingdom, Germany, Netherlands, France, and Italy. Asia includes China, Indonesia, Philippines, and Thailand. Other areas include mainly Australia, and Brazil.

(c) Corporate assets

Included in eliminations and corporate in (a) and (b) above under total assets are corporate assets of ¥115,811 million ($1,096,384 thousand), ¥108,725 million and ¥155,580 million at March 31, 2004, 2003 and 2002, respectively, which are mainly comprised of cash and time deposits of the Company and property, plant, equipment and intangible assets of the Company's Head Office.

(d) Overseas sales

Overseas sales consist of the total sales of the Company and its consolidated subsidiaries made outside of Japan. Overseas sales information, as required to be disclosed in Japan, for the respective years is as follows:

	Millions of yen	%	Millions of yen	%	Millions of yen	%	Thousands of U.S. dollars
	2004		2003		2002		**2004**
	Overseas sales	% against net sales	Overseas sales	% against net sales	Overseas sales	% against net sales	Overseas sales
North America	**¥240,121**	**20.7%**	¥303,682	24.5%	¥272,066	23.8%	**$2,273,227**
Europe	**109,026**	**9.4**	92,155	7.4	62,139	5.4	**1,032,150**
Asia	**91,908**	**7.9**	87,014	7.0	95,832	8.4	**870,094**
Other areas	**81,824**	**7.1**	52,494	4.3	65,988	5.7	**774,628**
Total	**¥522,879**	**45.1%**	¥535,345	43.2%	¥496,025	43.3%	**$4,950,099**

North America includes mainly the U.S.A., and Canada. Europe includes mainly Norway, Germany, Netherlands, France, and the United Kingdom. Asia includes Korea, Taiwan, China, and Indonesia. Other areas include mainly Panama, Brazil, and Iran.

19. Additional information

On April 1, 2003, NIPPI Corporation became a wholly owned subsidiary of the Company by exchange of shares. The acquisition has been accounted for under the purchase method, with the excess of the purchase price over the estimated fair value of the net assets acquired accounted for as consolidation adjustments accounts, amounting to ¥2,974 million ($28,155 thousand).

20. Subsequent events

(a) On June 29, 2004, the following appropriations of non-consolidated retained earnings were approved at the ordinary meeting of shareholders of the Company:

	Millions of yen	Thousands of U.S. dollars
Cash dividends (¥2 per share)	¥2,885	$27,312

(b) On June 16, 2004, the Company issued ¥20,000 million notes in Japan due June 16, 2009 and June 16, 2011 in accordance with the resolution made by the Board of Directors on May 12, 2004.

Report of Independent Public Accountants

To the Shareholders and the Board of Directors of Kawasaki Heavy Industries, Ltd.:

We have audited the accompanying consolidated balance sheets of Kawasaki Heavy Industries, Ltd. and consolidated subsidiaries as of March 31, 2004 and 2003, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended March 31, 2004, expressed in Japanese yen. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to independently express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Kawasaki Heavy Industries, Ltd. and subsidiaries as of March 31, 2004 and 2003, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 2004, in conformity with accounting principles generally accepted in Japan.

The U.S. dollar amounts in the accompanying consolidated financial statements with respect to the year ended March 31, 2004 are presented solely for convenience. Our audit also included the translation of yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made on the basis described in Note 1 to the consolidated financial statements.

KPMG AZSA & Co.

KPMG AZSA & Co.
Kobe, Japan
June 29, 2004



Senior Executive Vice President Tadashi Nishimura, President and CEO Masamoto Tazaki, Senior Executive Vice President Takehiko Saeki

DIRECTORS AND CORPORATE AUDITORS

DIRECTORS

President and CEO

Masamoto Tazaki*

Senior Executive Vice Presidents

Tadashi Nishimura*

Takehiko Saeki*

Senior Vice Presidents

Takuya Maeda*

Shinichi Morita*

Masatoshi Terasaki*

Takashi Yoshino*

Tadaharu Ohashi*

Akira Matsuzaki*

Chikashi Motoyama*

Director

Shuichi Tadokoro
President
Kawasaki Shipbuilding Corporation

CORPORATE AUDITORS

Yoshitsugu Wada

Tadao Ueda

Mitsugi Maeda**

Hiroshi Kawamoto**

** Representative Director*

*** Outside Auditor*

EXECUTIVE OFFICERS

President and CEO

Masamoto Tazaki

Senior Executive Vice Presidents

Tadashi Nishimura
Overall administration of marketing and sales

Takehiko Saeki
Overall administration of technological development and production

Senior Vice Presidents

Takuya Maeda
President
Plant & Infrastructure Engineering Company

Shinichi Morita
President
Consumer Products & Machinery Company

Masatoshi Terasaki
Senior Manager
Corporate Planning Department

Takashi Yoshino
President
Gas Turbines & Machinery Company

Tadaharu Ohashi
President
Rolling Stock, Construction Machinery & Crushing Plant Company

Akira Matsuzaki
General Manager
Corporate Technology Division

Chikashi Motoyama
President
Aerospace Company

Senior Executive Officer

Masakazu Sato

Executive Officers

Yoshimitsu Kurosaki

Shoji Aoki

Akiji Nakamura

Shigeru Hamada

Shuji Mihara

Mitsuaki Ikeda

Masatoshi Tsurutani

Jiroh Noguchi

Masaru Tomiie

Norio Tanaka

Kouyu Itoga

Fumiaki Amae

Akio Watanabe

Kazuhiko Mishima

Masatoshi Ohyama

Shinichi Tamba

Toshikazu Hayashi

Shuichi Nose

Tamio Nakano

Masashi Segawa

Hidetsugu Horikawa

(As of June 29, 2004)

Name	Location	Paid-in Capital (Millions of yen, unless otherwise noted)	Equity (% ownership by KHI Group)	Principal Businesses
SHIPBUILDING				
Kawasaki Shipbuilding Corporation	Japan	10,000	100.00	Design, manufacture, sale, and maintenance of commercial and naval vessels and marine application equipment
Akashi Ship Model Basin Co., Ltd.	Japan	490	100.00	Testing and development of ship models, basic research on fluid dynamics
Kawaju Kobe Support Co., Ltd.	Japan	50	100.00	Outsourcing for office support services
Nangtong Cosco KHI Ship Engineering Co., Ltd.†	China	US$80,000*	50.00	Manufacture and sale of ships
ROLLING STOCK, CONSTRUCTION MACHINERY & CRUSHING PLANT				
Kawasaki Rolling Stock Component Co., Ltd.	Japan	140	99.96	Manufacture of rolling stock and high-pressure vessels, overland and marine transportation, and temporary staffing services
Kawasaki Rolling Stock Technology Co., Ltd.	Japan	135	99.16	Design and sale of rolling stock parts and high-pressure containers; maintenance and consulting for design engineering of rolling stock; construction of arcades
Kawasaki Machine Systems, Ltd. ★ ※	Japan	743	100.00	Sale and repair of construction machinery, gas turbine generators, and industrial robots
Nichijo Manufacturing Co., Ltd.	Japan	120	50.04	Manufacture and sale of snow removal equipment
Fukue Powtec Corporation	Japan	300	100.00	Manufacture and sale of pulverizing equipment, principally granulators
Kawasaki Rail Car, Inc.	U.S.A.	US$60,600*	100.00	Engineering, manufacture, sale, and after-sales service of rolling stock in the United States
Kawasaki Construction Machinery Corp. of America	U.S.A.	US$8,000*	100.00	Manufacture and sale of construction machinery in the United States
AEROSPACE				
NIPPI Corporation	Japan	6,048	100.00	Manufacture, maintenance, and modification of aircraft and components; manufacture of rocket components, aerospace equipment, targeting systems, nondestructive testing systems, and industrial fans
Kawasaki Helicopter System Ltd.	Japan	200	100.00	Transportation of passengers or cargo by helicopter; maintenance and repair of helicopters and flight training services; research, design, and construction of heliports
Nippi Kosan Co., Ltd.	Japan	120	100.00	Design and supervision of building construction work, sale of herbicidal soil, manufacturing and sale of rust-resistant packaging materials, and insurance agency business
Kawasaki Aeronáutica do Brasil Indústria Ltda.	Brazil	R20,000*	100.00	Assembly of major wing section for the Embraer 195
GAS TURBINES & MACHINERY				
Kawasaki Thermal Engineering Co., Ltd.	Japan	1,460	83.59	Manufacture, sale, and installation of general-purpose boilers and air-conditioning equipment
Kawaju Akashi Engineering Co., Ltd.	Japan	60	100.00	Design and manufacture of machinery, steering equipment, inspection equipment, and tools; maintenance of gas turbines
Wuhan Kawasaki Marine Machinery Co., Ltd.	China	1,100	55.00	Manufacture, sale, and after-sales service of Kawasaki-brand azimuth thrusters, side thrusters, and other machinery

Name	Location	Paid-in Capital (Millions of yen, unless otherwise noted)	Equity (% ownership by KHI Group)	Principal Businesses
PLANT & INFRASTRUCTURE ENGINEERING				
Kawasaki Construction Co., Ltd.	Japan	350	100.00	Installation of steel structures
Osaka Power Engineering Co., Ltd.	Japan	90	100.00	Design, manufacture, installation, modification and repair of environmental equipment, boilers, turbines, pollution prevention equipment, and crushing machinery
Kawasaki Engineering Co., Ltd.	Japan	100	100.00	Design and construction of industrial plant equipment, manufacture and sale of pools and high-pressure oxygen treatment equipment, printing and copying of documents
Japan Gas Turbine K.K.[†]	Japan	1,500	40.00	Sale, assembly, site engineering support, repair, testing, pilot operation, installation, and arrangement of power generation equipment as well as related service-based businesses
Shanghai Cosco Kawasaki Heavy Industries Steel Structure Co., Ltd.[†]	China	US$29,800*	45.00	Manufacture and sale of steel structures
CONSUMER PRODUCTS & MACHINERY				
Kawasaki Motors Corporation Japan	Japan	560	100.00	Distribution of motorcycles and Jet Ski® watercraft in Japan
Kawasaki Metal Industries, Ltd.	Japan	350	100.00	Manufacture, processing, and assembly of various steel products
Kawasaki Motors Manufacturing Corp., U.S.A. ●	U.S.A.	US$70,000*	100.00	Manufacture of motorcycles, ATVs, Jet Ski® watercraft, small gasoline engines, industrial robots, and rolling stock
Kawasaki Motors Corp., U.S.A.	U.S.A.	US$65,900*	100.00	Distribution of motorcycles, ATVs, Jet Ski® watercraft, and small gasoline engines in the United States
Kawasaki Motors Finance Corporation	U.S.A.	US$10,000*	100.00	Inventory financing for dealers of Kawasaki Motors Corp., U.S.A.
KM Receivables Corporation	U.S.A.	US$100	100.00	Management of account receivables of Kawasaki Motors Finance Corporation
Canadian Kawasaki Motors Inc.	Canada	C$2,000*	100.00	Distribution of motorcycles, ATVs, and Jet Ski® watercraft in Canada
Kawasaki Motors Europe N.V.	Netherlands	€14,093*	100.00	Sole distribution of motorcycles, ATVs, Jet Ski® watercraft, and small gasoline engines in Europe
Kawasaki Motors Pty. Ltd.	Australia	A$2,000*	100.00	Distribution of motorcycles, ATVs, and Jet Ski® watercraft in Australia
P.T. Kawasaki Motor Indonesia	Indonesia	US$10,000*	51.00	Manufacture and distribution of motorcycles in Indonesia
Kawasaki Motors (Phils.) Corporation	Philippines	P101,430*	50.001	Manufacture and distribution of motorcycles in the Philippines
Kawasaki Motors Enterprise (Thailand) Co., Ltd.	Thailand	B1,900,000*	92.63	Manufacture and distribution of motorcycles in Thailand
Kawasaki Robotics (U.S.A.), Inc.	U.S.A.	US$1,000*	100.00	Sale and after-sales service of industrial robots in the United States
Kawasaki Robotics (UK) Ltd.	U.K.	£917*	100.00	Sale and after-sales service of industrial robots in the U.K. and Ireland
Kawasaki Machine Systems Korea, Ltd.	Korea	W1,500**	100.00	Sale and after-sales service of industrial robots and robot systems

Name	Location	Paid-in Capital (Millions of yen, unless otherwise noted)	Equity (% ownership by KHI Group)	Principal Businesses
OTHER				
Kawasaki Precision Machinery Ltd.	Japan	3,000	100.00	Design, manufacture, sale, after-sales service, and maintenance for hydraulic machinery and equipment, electric-powered devices, and control systems
Kawaju Shoji Co., Ltd.	Japan	600	70.00	Trading
Kawasaki Hydromechanics Corporation	Japan	436	100.00	Manufacture, sale, and installation of hydraulic presses and other hydraulic equipment
Kawaju Real Estate Co., Ltd.	Japan	320	100.00	Administration of Company welfare facilities; real estate sales, leasing, and construction
Kawasaki Kosan Co., Ltd.	Japan	300	100.00	Insurance representation, real estate leasing, administration and maintenance, leasing, and provision of loans
Kawaju Tomakomai Kanko Kaihatsu Co., Ltd.	Japan	780	100.00	Management of a golf course
Kawasaki Heavy Industries (U.S.A.), Inc.	U.S.A.	US$600*	100.00	Product sales, mediation of orders, and provision of various engineering support services in North America
Kawasaki do Brasil Indústria e Comércio Ltda.	Brazil	R1,136*	100.00	Sale of KHI products in Brazil and the rest of Central and South America; provision of order intermediation and various engineering services
Kawasaki Precision Machinery (U.K.) Limited	U.K.	£5,000*	100.00	Manufacture and sale of hydraulic products
Kawasaki Heavy Industries (U.K.) Ltd.	U.K.	£500*	100.00	Sale of KHI products in various countries in Europe (principally the U.K.), the Middle East, and Africa; provision of order intermediation services
Flutek, Ltd.	Korea	W1,310**	50.40	Manufacture, sale, and after-sales service for pumps used in construction machinery
Kawasaki Safety Service Industries, Ltd.†	Japan	1,708	34.47	Manufacture, sale, and installation of hospital respiration, fire-extinguishing, and medical equipment
Kawasaki Setsubi Kogyo Co., Ltd.†	Japan	1,581	33.87	Design and installation of air-conditioning, heating/cooling, water supply/disposal, and sanitary facilities

(As of March 31, 2004)

* *Monetary unit in thousands*
** *Monetary unit in millions*
† *Affiliate accounted for using equity method*

Partially included in:
- ● *Rolling Stock, Construction Machinery & Crushing Plant*
- ★ *Gas Turbines & Machinery*
- ※ *Consumer Products & Machinery*

Kobe Head Office
Kobe Crystal Tower,
1-3, Higashikawasaki-cho 1-chome,
Chuo-ku, Kobe, Hyogo 650-8680, Japan
Phone: 81-78-371-9530
Fax: 81-78-371-9568

Tokyo Head Office
World Trade Center Bldg.,
4-1, Hamamatsu-cho 2-chome,
Minato-ku, Tokyo 105-6116, Japan
Phone: 81-3-3435-2111
Fax: 81-3-3436-3037

DOMESTIC WORKS

Yachiyo Works
1780 Kamikoya, Yachiyo,
Chiba 276-0022, Japan
Phone: 81-47-483-1111
Fax: 81-47-482-3227

Gifu Works
1, Kawasaki-cho, Kakamigahara,
Gifu 504-8710, Japan
Phone: 81-583-82-5712
Fax: 81-583-82-2981

Nagoya Works 1
3-11, Oaza Kusunoki, Yatomi-cho,
Ama-gun, Aichi 498-0066, Japan
Phone: 81-567-68-5117
Fax: 81-567-68-5090

Nagoya Works 2
7-4, Kanaoka, Tobishima-mura,
Ama-gun, Aichi 490-1445, Japan
Phone: 81-567-55-0800
Fax: 81-567-55-0803

Kobe Works
1-1, Higashikawasaki-cho 3-chome,
Chuo-ku, Kobe, Hyogo 650-8670, Japan
Phone: 81-78-682-5001
Fax: 81-78-682-5500

Hyogo Works
1-18, Wadayama-dori 2-chome,
Hyogo-ku, Kobe, Hyogo 652-0884, Japan
Phone: 81-78-682-3111
Fax: 81-78-671-5784

Akashi Works
1-1, Kawasaki-cho, Akashi,
Hyogo 673-8666, Japan
Phone: 81-78-921-1301
Fax: 81-78-913-1366

Seishin Works
8-1, Takatsukadai 2-chome,
Nishi-ku, Kobe, Hyogo 651-2271, Japan
Phone: 81-78-992-1911
Fax: 81-78-992-1910

Banshu Works
2680, Oka, Inami-cho,
Kako-gun, Hyogo 675-1113, Japan
Phone: 81-794-95-1211
Fax: 81-794-95-1226

Harima Works
8, Niijima, Harima-cho,
Kako-gun, Hyogo 675-0155, Japan
Phone: 81-794-35-2131
Fax: 81-794-35-2132

OVERSEAS OFFICES

Seoul Office
c/o Kawasaki Machine Systems Korea, Ltd.
3rd Floor (307), Industrial Complex Support Bldg.,
637, Kojan-Dong, Namdong-Gu,
Incheon, 405-817, Korea
Phone: 82-32-821-6941
Fax: 82-32-821-6947

Beijing Office
Room No. 2602, China World Tower 1,
China World Trade Center,
No. 1, Jian Guo Men Wai Avenue,
Beijing 100004,
People's Republic of China
Phone: 86-10-6505-1350
Fax: 86-10-6505-1351

Shanghai Office
13th Floor, HSBC Tower,
101, Yin Cheng East Road,
Pudong New Area,
Shanghai 200120,
People's Republic of China
Phone: 86-21-6841-3377
Fax: 86-21-6841-2266

Taipei Office
15th Floor, Fu-key Bldg.,
99 Jen-Ai Road, Section 2,
Taipei, Taiwan
Phone: 886-2-2322-1752
Fax: 886-2-2322-5009

Bangkok Office
17th Floor, Ramaland Bldg.,
952 Rama IV Road, Bangrak,
Bangkok 10500, Thailand
Phone: 66-2-632-9511
Fax: 66-2-632-9515

Kuala Lumpur Office
Letter Box No. 162,
6th Floor, UBN Tower,
10 Jalan P. Ramlee 50250,
Kuala Lumpur, Malaysia
Phone: 60-3-2070-5141
Fax: 60-3-2070-5148

Jakarta Office
12th Floor, Skyline Bldg.,
Jl. M.H. Thamrin 9,
Jakarta 10340, Indonesia
Phone: 62-21-314-0737
Fax: 62-21-314-1049

MAJOR SUBSIDIARIES AND AFFILIATES

Kawasaki Shipbuilding Corporation
1-1, Higashikawasaki-cho 3-chome, Chuo-ku,
Kobe, Hyogo 650-8670, Japan
Phone: 81-78-682-5501
Fax: 81-78-682-5514

Sakaide Shipyard
1, Kawasaki-cho, Sakaide,
Kagawa 762-8507, Japan
Phone: 81-877-46-1473
Fax: 81-877-46-7006

Kawasaki Precision Machinery Ltd.
234, Matsumoto, Hazentani-cho, Nishi-ku,
Kobe, Hyogo 651-2239, Japan
Phone: 81-78-991-1133
Fax: 81-78-991-3186

Kawasaki Thermal Engineering Co., Ltd.
18-31, Higashinakajima 1-chome,
Higashiyodogawa-ku, Osaka 533-0033, Japan
Phone: 81-6-6325-0300
Fax: 81-6-6325-0301

Kawasaki Safety Service Industries, Ltd.
2-16, Takatsukadai 3-chome, Nishi-ku,
Kobe, Hyogo 651-2271, Japan
Phone: 81-78-992-1400
Fax: 81-78-993-2076

NIPPI Corporation
3175 Showa-machi, Kanazawa-ku,
Yokohama, Kanagawa 236-8540, Japan
Phone: 81-45-773-5100
Fax: 81-45-773-5101

Kawasaki Heavy Industries (U.S.A.), Inc.
599 Lexington Avenue, Suite 3901,
New York, NY 10022, U.S.A.
Phone: 1-212-759-4950
Fax: 1-212-759-6421

Houston Branch
333 Clay Street, Suite 4310,
Houston, TX 77002-4103, U.S.A.
Phone: 1-713-654-8981
Fax: 1-713-654-8187

Kawasaki Rail Car, Inc.
29 Wells Avenue, Building #4,
Yonkers, NY 10701, U.S.A.
Phone: 1-914-376-4700
Fax: 1-914-376-4779

Kawasaki Robotics (U.S.A.), Inc.
28059 Center Oaks Court,
Wixom, MI 48393, U.S.A.
Phone: 1-248-305-7610
Fax: 1-248-305-7618

Kawasaki Motors Corp., U.S.A.
9950 Jeronimo Road,
Irvine, CA 92618-2084, U.S.A.
Phone: 1-949-770-0400
Fax: 1-949-460-5600

Grand Rapids Office
5080 36th Street S.E.,
Grand Rapids, MI 49512, U.S.A.
Phone: 1-616-949-6500
Fax: 1-616-954-3031

Kawasaki Motors Manufacturing Corp., U.S.A.
6600 Northwest 27th Street,
Lincoln, NE 68524, U.S.A.
Phone: 1-402-476-6600
Fax: 1-402-476-6672

Maryville Plant
28147 Business Highway 71,
Maryville, MO 64468, U.S.A.
Phone: 1-660-582-5829
Fax: 1-660-582-5826

Kawasaki Construction Machinery Corp. of America
2140 Barrett Park Drive, Suite 101,
Kennesaw, GA 30144, U.S.A.
Phone: 1-770-499-7000
Fax: 1-770-421-6842

Canadian Kawasaki Motors Inc.
25 Lesmill Road, Don Mills,
Toronto, ON M3B 2T3, Canada
Phone: 1-416-445-7775
Fax: 1-416-445-0391

Kawasaki do Brasil Indústria e Comércio Ltda.
Avenida Paulista, 542-6 Andar,
Bela Vista, 01310-000, São Paulo, S.P., Brazil
Phone: 55-11-289-2388
Fax: 55-11-289-2788

Kawasaki Aeronáutica do Brasil Indústria Ltda.
Estrada Municipal de São Roque, km 05,
Prédio n° 8.000, Município Gavião Peixoto,
São Paulo, Brazil
Phone: 55-16-3338-9804
Fax: 55-16-3338-9810

Kawasaki Heavy Industries (U.K.) Ltd.
4th Floor, 3 St. Helen's Place,
London EC3A 6AB, U.K.
Phone: 44-20-7588-5222
Fax: 44-20-7588-5333

Kawasaki Precision Machinery (U.K.) Limited
Ernesettle Lane, Ernesettle, Plymouth,
Devon PL5 2SA, U.K.
Phone: 44-1752-364394
Fax: 44-1752-364816

Kawasaki Robotics (UK) Ltd.
Units 6 & 7, Easter Court,
Europa Boulevard, Westbrock,
Warrington WA5 5ZB, U.K.
Phone: 44-1925-713000
Fax: 44-1925-713001

Kawasaki Heavy Industries G.m.b.H.
5th Floor, Wehrhahn Center,
Oststrasse 10, 40211 Düsseldorf, Germany
Phone: 49-211-1792340
Fax: 49-211-161844

Kawasaki Gas Turbine Europe G.m.b.H.
Nehring Strasse 15,
61352 Bad Homburg, Germany
Phone: 49-6172-7363-0
Fax: 49-6172-7363-55

Kawasaki Robotics G.m.b.H.
29 Sperberweg, 41468 Neuss, Germany
Phone: 49-2131-3426-0
Fax: 49-2131-3426-22

Kawasaki Heavy Industries (Europe) B.V.
7th Floor, Riverstaete,
Amsteldijk 166,
1079 LH Amsterdam,
The Netherlands
Phone: 31-20-6446869
Fax: 31-20-6425725

KHI Europe Finance B.V.
Hoekenrode 6,
1102 BR Amsterdam,
The Netherlands
Phone: 31-20-6293800
Fax: 31-20-6294661

Kawasaki Motors Europe N.V.
Opaallaan 1210,
2132 LN Hoofddorp,
The Netherlands
Phone: 31-23-567-0500
Fax: 31-23-563-9884

U.K. Branch
1 Dukes Meadow,
Millboard Road, Bourne End,
Buckinghamshire SL8 5XF, U.K.
Phone: 44-1628-856600
Fax: 44-1628-856799

Germany Branch
Max-Planck-Strasse 26,
61381 Friedrichsdorf, Germany
Phone: 49-6172-7340
Fax: 49-6172-734160

France Branch
Parc d'Activités de la Clef de Saint-Pierre,
Rond-Point de l'Epine des Champs, Bâtiment 1,
78990 Elancourt Cedex, France
Phone: 33-1-30-69-0000
Fax: 33-1-30-69-5001

Italy Branch
Via Anna Kuliscioff,
35-20152 Milano, Italy
Phone: 39-02-41-2821
Fax: 39-02-48-37-0616

Sweden Branch
Häradsvägen 255,
Huddinge, Sweden
Phone: 46-8-464-0200
Fax: 46-8-464-0240

Kawasaki Machine Systems Korea, Ltd.
3rd Floor (307),
Industrial Complex Support Bldg.,
637, Kojan-Dong, Namdong-Gu,
Incheon, 405-817, Korea
Phone: 82-32-821-6941-5
Fax: 82-32-821-6947

Wuhan Kawasaki Marine Machinery Co., Ltd.
No. 43 Wudong Road,
Qingshan, Wuhan,
People's Republic of China
Phone: 86-27-86410132
Fax: 86-27-86410136

Kawasaki Heavy Industries (H.K.) Ltd.
Room 4211-16, Sun Hong Kai Centre,
30 Harbour Road, Wanchai, Hong Kong,
People's Republic of China
Phone: 852-2522-3560
Fax: 852-2845-2905

Kawasaki Motors Enterprise (Thailand) Co., Ltd.
129 Rama IX Road, Kwaeng Huaykwang,
Khet Huaykwang, Bangkok 10320, Thailand
Phone: 66-2-246-1510
Fax: 66-2-246-1517

KHI Design & Technical Service Inc.
6F The Island Plaza, 105 L.P. Leviste St.,
Salcedo Village, Makati, Metro Manila,
The Philippines
Phone: 63-2-810-9213
Fax: 63-2-816-1222

Kawasaki Motors (Phils.) Corporation
Km. 24 East Service Road,
Bo. Cupang, Alabang, Muntinlupa,
Metro Manila, The Philippines
Phone: 63-2-842-3140
Fax: 63-2-842-2730

Kawasaki Heavy Industries (Singapore) Pte. Ltd.
6 Battery Road, #18-04,
Singapore 049909
Phone: 65-62255133-4
Fax: 65-62249029

P.T. Kawasaki Motor Indonesia
Jl. Perintis Kemerdekaan, Kelapa Gading,
Jakarta Utara 14250, Indonesia
Phone: 62-21-452-3322
Fax: 62-21-452-3566

Kawasaki Motors Pty. Ltd.
Unit Q, 10-16 South Street,
Rydalmere, N.S.W. 2116, Australia
Phone: 61-2-9684-2585
Fax: 61-2-9684-4580

Tiesse Robot S.p.A.
Via Isorella 24,
25010 Visano (Brescia), Italy
Phone: 39-30-9958621
Fax: 39-30-9958677

Nantong Cosco KHI Ship Engineering Co., Ltd.
117, Linjiang Road, Nantong City,
Jiangsu Province, People's Republic of China
Phone: 86-513-350-0666
Fax: 86-513-351-4349

Shanghai Cosco Kawasaki Heavy Industries Steel Structure Co., Ltd.
5198 Hutai Road, Baoshan District,
Shanghai, People's Republic of China
Phone: 86-21-5602-8888
Fax: 86-21-5602-5198

KHITKAN Co., Ltd.
G.K. Land Industrial Park, Moo 4,
Tambon Pluak Daeng,
Amphur Pluak Daeng, Rayong Province 21140,
Thailand
Phone: 66-38-955062-66
Fax: 66-38-955067

(As of March 31, 2004)

Kawasaki Heavy Industries, Ltd.

Kobe Head Office:
Kobe Crystal Tower, 1-3,
Higashikawasaki-cho 1-chome,
Chuo-ku, Kobe, Hyogo 650-8680, Japan

Tokyo Head Office:
World Trade Center Bldg.,
4-1, Hamamatsu-cho 2-chome,
Minato-ku, Tokyo 105-6116, Japan

Founded: 1878

Incorporated: 1896

Paid-in Capital: ¥81,427,090,720

Number of Shares Issued: 1,443,394,172 shares

Number of Shareholders: 132,897

Number of Employees: 29,306

Stock Exchange Listings:
Tokyo, Osaka, Nagoya

Newspapers in Which Public Notices Are Made:
The Nihon Keizai Shimbun
The Kobe Shimbun

Transfer Agent:
The Chuo Mitsui Trust and Banking Company, Limited
33-1, Shiba 3-chome,
Minato-ku, Tokyo 105-8574, Japan

Handling Office:
The Chuo Mitsui Trust and Banking Company, Limited
Osaka Branch Office
2-21, Kitahama 2-chome,
Chuo-ku, Osaka 541-0041, Japan

Independent Auditors:
KPMG AZSA & Co.
Kobe Crystal Tower, 1-3,
Higashikawasaki-cho 1-chome,
Chuo-ku, Kobe, Hyogo 650-8680, Japan

ADR Facility:
KHI has a sponsored American Depository Receipt (ADR) facility. ADRs are traded in the over-the-counter (OTC) market in the United States under CUSIP number 486 359 20 1 with each ADR representing four ordinary shares.

ADR Depository:
The Bank of New York
101 Barclay St., 22 West,
New York, NY 10286, U.S.A.
Phone: 1-212-815-2042
U.S. Toll Free: 888-269-2377
(888-BNY-ADRS)
http://www.bankofny.com/adr

KHI Web Site at: http://www.khi.co.jp

Printed in Japan
ISSN 0287 - 1793
This annual report is printed on recycled paper with soy ink by waterless printing.